ASCENDING



DSL.net INC.

P.E. 12/31/01

DSL.net

Annual Report 2001

DSL.net, Inc. is a leading provider of high-speed data communications, Internet access and value-added services, primarily utilizing digital subscriber line, or DSL, technology.

What sets DSL.net apart is its unique, business to business model and committed focus on the small and medium sized business market. Unlike many providers, who are either facilities-based wholesalers of DSL services or resellers with no DSL facilities of their own, DSL.net sells services to businesses directly, through a combination of its own broadband facilities, nationwide network infrastructure and Tier One Internet Service Provider (ISP) capabilities. DSL.net deploys its own DSL equipment primarily in select second and third tier cities. In first tier cities, and certain other markets where DSL.net has not deployed its own equipment, it utilizes the local facilities of other carriers to provide service.

Today, DSL.net is a certified CLEC (Competitive Local Exchange Carrier) in all 50 states, as well as in Washington D.C. and Puerto Rico, giving the company the ability to deliver a broad array of telecommunications services throughout the United States. The Company is a national Tier One ISP with a significant backbone network and extensive Internet connectivity through numerous peering relationships with other major ISPs. The Company has leveraged these powerful capabilities to position it on a path toward profitability.

Revenue
dollars in millions


$42.0
$17.8
$1.3
'99
'00
'01

Adjusted EBITDA (loss)
dollars in millions


'99
'00
'01
$(17.9)
$(17.9)
$(48.0)
$(84.6)
$(88.1)
$(86.6)
Adjusted EBITDA Before Restructuring and Impairments
Restructuring and Impairments

2001 Adjusted EBITDA (loss) by Quarter
dollars in millions


Q1 '01
Q2 '01
Q3 '01
Q4 '01
$(4.3)
$(10.4)
$(4.8)
$(17.7)
$(15.5)
$(15.2)
$(18.6)
$(48.0)
Adjusted EBITDA Before Restructuring and Impairments
Restructuring and Impairments

We present below summary financial and other data for our Company.

You should refer to "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the more complete financial information included elsewhere in this Annual Report to Stockholders.

	Period from Inception (March 3, 1998) through December 31, 1998	Years Ended December 31, 1999	2000	2001
Statement of Operations Data:				
Revenue	$ 31,533	$ 1,312,546	$ 17,789,410	$ 41,969,411
Net Loss (A)	$(2,789,637)	$ (21,988,313)	$(105,763,148)	$(115,453,682)
Net Loss applicable to common stockholders (A)	$(2,789,637)	$ (33,986,313)	$(105,763,148)	$(115,923,968)
Net Loss Per Common Share Data:				
Net Loss per common share—basic and diluted (B)	$ (0.55)	$ (2.05)	$ (1.75)	$ (1.81)
Shares used in computing net loss per share	5,118,342	16,549,535	60,593,437	63,938,960
Other Data:				
Adjusted EBITDA (A) (C)	$ (356,010)	$ (17,931,595)	$ (88,158,882)	$ (86,650,918)
Capital Expenditures	(290,082)	(33,811,121)	(55,942,721)	(5,344,788)

	December 31, 1998	1999	2000	2001
Balance Sheet Data:				
Cash, cash equivalents and marketable securities (D)	$ 39,479	$ 79,452,444	$ 76,434,982	$ 19,630,758
Total assets	369,980	117,631,772	194,805,921	81,023,902
Long-term obligations (excluding current portion)	350,000	3,058,356	9,574,639	4,560,492
Mandatorily redeemable convertible preferred stock	—	—	—	470,286
Total stockholders' equity (deficit)	(315,865)	100,732,886	149,417,439	50,724,540

(A) Includes $3,542,370 and $38,593,585 of restructuring and impairment charges in 2000 and 2001, respectively.

(B) Includes $0.06 and $0.60 per share of restructuring and impairment charges in 2000 and 2001, respectively.

(C) Adjusted EBITDA, shown above under "Other Data," consists of net loss excluding net interest, taxes, depreciation, amortization of intangibles and non-cash stock compensation expense. The title of this item has been changed from EBITDA to conform to the SEC's current policy regarding the definition of EBITDA; however, the components of this item remain unchanged from our prior reporting of EBITDA. Other companies, however, may calculate Adjusted EBITDA differently from us. We have provided Adjusted EBITDA because it is a measure of financial performance commonly used for comparing companies in the telecommunications industry in terms of operating performance, leverage, and ability to incur and service debt. Adjusted EBITDA is not a measure determined under generally accepted accounting principles. Adjusted EBITDA should not be considered in isolation from, and you should not construe it as a substitute for:
- operating loss as an indicator of our operating performance,
- cash flows from operating activities as a measure of liquidity,
- other consolidated statement of operations or cash flows data presented in accordance with generally accepted accounting principles, or
- as a measure of profitability or liquidity.

(D) Includes $0, $602,960, $4,111,071 and $345,773 of restricted cash at December 31, 1998, 1999, 2000 and 2001, respectively.

The above financial data includes the operating results of acquisitions from their respective acquisition dates, which consequently will effect the comparability of such financial data from year to year.



(standing) Ke[illegible], President and Chief Operating Officer
(sitting) Davi[illegible], Chairman of the Board and Chief Executive Officer

Fellow Stockholders:

The year 2001 was unlike any other in our nation's history. The horrific events that played out on the global theater were beyond human imagination and comprehension and changed our nation forever. A sustained retraction in the financial markets, a drastic reduction in available capital and the ramifications of the September 11 tragedy took a heavy toll on our industry, leading to a dramatic fall-out within the broadband arena.

Throughout the year, we were determined not to be hindered by the tumultuous business conditions that permeated our sector. We took firm, decisive action to secure the necessary capital to fuel our continued growth and we remained committed to continue improving our financial and operational performance.

We achieved record revenues, became profitable at the margin and streamlined our operations. We remained true to our core strategy of selling directly to business customers, which helped us avoid the price wars that plagued both wholesalers and retailers within the residential markets. And we remained absolute in our resolve to further drive cost reductions to keep our company positioned on a path toward profitability.

As part of our cost reduction program, we restructured our organization and realigned our growth model to more accurately reflect current capital market demands for increased efficiency, financial accountability and results. We believe this realignment of our business, along with the disciplined leadership of our management team and the dedication of our employees enabled us to accomplish what many others within our industry could not. Namely, secure the additional financing that we believe positions our business not only to survive but also to thrive as a fully funded growth company in the broadband arena.

However, arranging the necessary financing was only part of our story for 2001. From an operational perspective, we continued to refine our operations in a manner that further decreased costs while enhancing network performance and improving our provisioning and installation processes.

During the year, we incorporated a number of automation tools to make ordering and provisioning our services a more rapid, cost-efficient operation. For example, we integrated the iCan platform, from Computer Associates, into our systems, which allows us to offer our customers self-provisioning of high-speed services while significantly enhancing our customer service processes. We also launched a web-based order status tool that allows customers to electronically check the status of their new orders from initiation date to installation date, resulting in reduced installation times and associated customer service costs.

From a network perspective, we also initiated a number of improvements, including the deployment of a new IP backbone architecture that provides our customers with superior performance and reliability in connecting to the Internet. We also expanded our peering points of presence and incorporated upgraded hardware for more robust network performance and more efficient traffic aggregation.





Looking forward, we believe there will be a continuing fall-out within the broadband arena. The resulting void in the market will leave substantial opportunities for growth, as demand for business-grade DSL services remains strong. We believe we are well positioned to fill that void and take advantage of the ensuing growth opportunities.

To do so, we are committed to increasing revenues and cash flow through either opportunistic acquisitions or the ramp up of our internal sales activity. In either case, we have already secured the financing commitments that we believe will support our business plan until we reach positive cash flow. This puts us in a strong position compared to many other players in the space who enter the year requiring substantial additional capital to continue operations.

In closing, we recognize that 2002 will bring additional challenges. However, we fully expect to meet those challenges and perform at new levels of excellence. In the coming year, our focus will be to grow DSL.net from a company that has emerged from a turbulent environment as a fully funded survivor to a leader in the business class DSL marketplace. We are focussed intently on seizing that opportunity. For we know that we are most accountable to you, the owners of this business.

Sincerely,

David F. Struwas
Chairman and Chief Executive Officer



(left to right) Robert J. DeSantis, Chief Financial Officer; Raymond C. Allieri, Sr. Vice President, Sales and Marketing; Lucie A. Poulicakos, Vice President, Customer Service & Support; John M. Jaser, Vice President, Technology; Walter R. Keisch, Vice President, Finance; Stephen Zamansky, Vice President and General Counsel; Keith Markley, President and Chief Operating Officer; David F. Struwas, Chairman of the Board and Chief Executive Officer

We present below summary financial and other data for our Company.

You should refer to "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the more complete financial information included elsewhere in this Annual Report to Stockholders.

	Period from Inception (March 3, 1998) through December 31, 1998	Years Ended December 31,		
		1999	2000	2001
Statement of Operations Data:				
Revenue	$ 31,533	$ 1,312,546	$ 17,789,410	$ 41,969,411
Operating expenses:				
Network and operations	121,310	7,983,364	63,123,716	90,078,580
General and administrative	2,653,544	7,826,052	19,780,177	25,678,878
Sales and marketing	35,961	7,543,191	26,236,619	14,064,589
Depreciation and amortization	5,744	1,831,331	21,132,583	28,042,645
Total operating expenses	2,816,559	25,183,938	130,273,095	157,864,692
Operating loss	(2,785,026)	(23,871,392)	(112,483,685)	(115,895,281)
Interest (expense) income, net	(4,611)	1,889,312	6,729,657	455,033
Other expense	—	(6,233)	(9,120)	(13,434)
Net loss (A)	$(2,789,637)	$ (21,988,313)	$(105,763,148)	$(115,453,682)
Exchange of preferred stock	—	(11,998,000)	—	—
Dividends on preferred stock	—	—	—	(121,613)
Accretion of preferred stock	—	—	—	(348,673)
Net loss applicable to common stockholders (A)	$(2,789,637)	$ (33,986,313)	$(105,763,148)	$(115,923,968)
Net Loss Per Common Share Data:				
Net Loss per common share, basic and diluted (B)	$ (0.55)	$ (2.05)	$ (1.75)	$ (1.81)
Shares used in computing net loss per share	5,118,342	16,549,535	60,593,437	63,938,960
Cash Flow Data:				
Used in operating activities	$ (153,505)	$ (6,342,720)	$ (74,985,739)	$ (62,989,559)
Used in investing activities	(290,082)	(49,263,772)	(60,225,324)	(2,920,684)
Provided by financing activities	483,066	121,142,314	141,959,673	12,871,317
Other Data:				
Adjusted EBITDA (A)(C)	$ (356,010)	$ (17,931,595)	$ (88,158,882)	$ (86,650,918)
Capital expenditures	290,082	33,811,121	55,942,721	5,344,788

	December 31,			
	1998	1999	2000	2001
Balance Sheet Data:				
Cash, cash equivalents and marketable securities (D)	$ 39,479	$ 79,452,444	$ 76,434,982	$ 19,630,758
Total assets	369,980	117,631,772	194,805,921	81,023,902
Long-term obligations (including current portion)	433,161	3,055,625	14,114,457	7,462,759
Mandatorily Redeemable Convertible Preferred Stock	—	—	—	470,286
Stockholders' equity (deficit)	$ (315,865)	$100,732,886	$ 149,417,439	$ 50,724,540

(A) Includes $3,542,370 and $38,593,585 of restructuring/impairment charges in 2000 and 2001, respectively.

(B) Includes $0.06 and $0.60 per share of restructuring/impairment charges in 2000 and 2001, respectively.

(C) Adjusted EBITDA, shown above under "Other Data," consists of net loss excluding net interest, taxes, depreciation, amortization of intangibles and non-cash stock compensation expense. The title of this item has been changed from EBITDA to conform to the SEC's current policy regarding the definition of EBITDA; however, the components of this item remain unchanged from our prior reporting of EBITDA. Other companies, however, may calculate Adjusted EBITDA differently from us. We have provided Adjusted EBITDA because it is a measure of financial performance commonly used for comparing companies in the telecommunications industry in terms of operating performance, leverage, and ability to incur and service debt. Adjusted EBITDA is not a measure determined under generally accepted accounting principles. Adjusted EBITDA should not be considered in isolation from, and you should not construe it as a substitute for:

(I) operating loss as an indicator of our operating performance; (II) cash flows from operating activities as a measure of liquidity; (III) other consolidated statement of operations or cash flows data presented in accordance with generally accepted accounting principles; or (IV) as a measure of profitability or liquidity.

(D) Includes $0, $602,960, $4,111,071 and $345,773 of restricted cash at December 31, 1998, 1999, 2000 and 2001, respectively.

The above financial data includes the operating results of acquisitions from their acquisition date, which consequently will effect the comparability of such financial data from year to year.

The following discussion and analysis of the financial condition and results of operations should be read in conjunction with the Selected Consolidated Financial Data and the Consolidated Financial Statements and Related Notes that appear elsewhere in this Annual Report to Stockholders. This discussion and analysis contains forward-looking statements that involve risks and uncertainties. DSL.net makes such forward-looking statements under the provisions of the "Safe Harbor" section of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. These statements relate to future events or our future financial or business performance and are identified by terminology such as "may," "might," "will," "should," "expect," "scheduled," "plan," "intend," "anticipate," "believe," "estimate," "potential," or "continue" or the negative of such terms or other comparable terminology. These statements are subject to a variety of risks and uncertainties, many of which are beyond our control, which could cause actual results to differ materially from those contemplated in these forward-looking statements. In evaluating these statements, you should specifically consider various factors, including the factors described below and those described under "Risk Factors" in our Annual Report on Form 10-K for the year ended December 31, 2001, which has been filed with the Securities and Exchange Commission. Existing and prospective investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. We undertake no obligation, and disclaim any obligation, to update or revise the information contained in this Annual Report, whether as a result of new information, future events or circumstances or otherwise.

Overview

We provide high-speed data communications, Internet access, and related services to small and medium sized businesses, primarily using digital subscriber line, or DSL, technology. We primarily target select second and third tier cities for the deployment of our own local DSL equipment. We began offering commercial service in May 1998 and, as of March 15, 2002, we operated equipment in 199 cities. In first tier cities, and certain other markets where we have not deployed our own equipment, we utilize the local DSL facilities of other carriers to provide service.

We have incurred operating losses and net losses for each month since our formation. For the years ended December 31, 1999, 2000, and 2001, we experienced net cash outflows from operating and investing activities. As of December 31, 2000 and 2001, we had accumulated deficits of approximately \$132,943,100 and \$248,396,800, respectively.

In an effort to increase revenue from our installed network and conserve capital, in the fourth quarter of 2000, we decided to suspend the build-out of additional central offices and focus our efforts on increasing revenue through targeted marketing to increase penetration in our existing service areas and by introducing more services. In addition, in order to reduce costs, we (i) suspended network connections by shutting off the power and communication connections to approximately 100 central offices, which were not being used to service customers at the time, (ii) consolidated operating facilities and vacated certain leased premises and (iii) significantly reduced staff. We also began actively pursuing opportunities for additional equity financing.

Near the end of the second quarter of 2001, since we still had not received additional financing and were continuing to incur significant operating losses, we initiated further cost reduction actions including (i) additional reductions in force, (ii) closing our Santa Cruz office and vacating unused office space in our headquarters building and (iii) closing the 100 non-active central offices (discussed above), together with approximately 250 then active central offices, which required removal of our equipment and vacating the premises. Closure of the active central offices also required re-routing a number of customers and ultimately resulted in our losing approximately 840 customers, or approximately 4% of our customer base. We also had another significant staff reduction during the fourth quarter of 2001.

All of the above-described actions were designed to significantly reduce operating costs and cash outflows, but necessitated significant restructuring charges related to: (i) closing of our central offices and resulting asset write-offs, (ii) costs related to vacated facilities and (iii) severance costs. In addition, we incurred impairment write-offs of goodwill pertaining to our Tycho and Trusted Net acquisitions. These restructuring and impairment charges are more fully discussed below.

In November and December of 2001, we were successful in securing additional equity financing from existing and new investor groups in accordance with two purchase agreements which provide for the sale of up to an aggregate of \$35 million in series X and Y mandatorily redeemable convertible preferred stock. In accordance with those agreements, in November 2001, we sold an aggregate of 6,000 shares of series X preferred stock and in December 2001, we sold an additional 4,000 shares of series X preferred stock and 6,469 shares of series Y preferred stock for gross proceeds of $16,469,000, before direct issuance costs. We also received in December of 2001, a $3,531,000 loan from the series Y investors. Subject to stockholder approval at our annual meeting of stockholders, which is currently expected to occur on May 29, 2002, and certain other closing conditions, we currently expect to sell an additional 8,531 shares of series Y preferred stock during the second quarter of 2002, of which some of the proceeds will be used to repay this loan. In March 2002, in accordance with above mentioned purchase agreements, we sold an additional 10,000 shares of series X preferred stock for an aggregate purchase price of $10,000,000.

In addition to our internal sales and marketing efforts, we have grown our customer base by acquiring end users of other Internet service providers and companies offering broadband access. We continuously identify and evaluate acquisition candidates, and in many cases engage in discussions and negotiations regarding potential acquisitions. Acquisition candidates include both individual customer lines and whole businesses. Our discussions and negotiations may not result in an acquisition. Further, if we make any acquisitions, we may not be able to operate any acquired assets or businesses profitably or otherwise successfully implement our expansion strategy. We intend to continue to seek out additional opportunities for further acquisitions, which we believe represents a distinct opportunity to accelerate our growth.

In 2002, we currently expect minimal expenditures for capital equipment and expect continued reductions in the size of our operating losses, net losses and net operating cash outflows as we continue to see the benefits from the cost reduction actions completed in 2001. We believe that, based on our current plans, we now have sufficient capital resources to opportunistically grow our revenue, through either acquisitions or internally generated growth, and to achieve positive cash flow.

Our financial performance will vary, and when we achieve profitability or become cash flow positive will depend on a number of factors, including:

- development of the high-speed data communications industry and our ability to compete effectively;
- amount, timing and pricing of customer revenue;
- availability, timing and pricing of acquisition opportunities, and our ability to capitalize on such opportunities;
- commercial acceptance of our service and attaining expected penetration within our target markets;
- our ability to recruit and retain qualified personnel;
- up front sales and marketing expenses;
- cost and utilization of our network components which we lease from other telecommunications providers, including other competitive carriers;
- our ability to establish and maintain relationships with marketing partners;
- successful implementation and management of financial, information management and operations support systems to efficiently and cost-effectively manage our growth; and
- favorable outcome of federal and state regulatory proceedings and related judicial proceedings, including proceedings relating to the 1996 Telecommunications Act.

Critical Accounting Policies, Estimates and Risks

Financial Reporting Release No. 60, which was released in December 2001, by the Securities and Exchange Commission, requires all companies to include a discussion of critical accounting policies or methods used in the preparation of financial statements. We have identified the accounting principles critical to our business and results of operations. Note 2 to our financial statements includes a summary of the significant accounting policies and methods used in the preparation of our financial statements. The following is a brief discussion of the more significant accounting policies and methods used by us.

In addition, Financial Reporting Release No. 61, which was released in December 2001, by the SEC to require all companies to include a discussion to address, among other things, liquidity, off-balance sheet arrangements, contractual obligations and commercial commitments.

Management's discussion and analysis of financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of financial statements in accordance with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, including the recoverability of tangible and intangible assets, disclosure of contingent assets and liabilities as of the date of the financial statements, and the reported amounts of revenues and expenses during the reported period. The markets for our services are characterized by intense competition, rapid technological development, regulatory and legislative changes, and frequent new product introductions, all of which could impact the future value of our assets and liabilities.

We evaluate our estimates on an on-going basis. The most significant estimates relate to revenue recognition, goodwill and other long-lived assets, the allowance for doubtful accounts, income taxes, contingencies and litigation. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ materially from those estimates.

Management believes the following critical accounting policies affect our more significant judgments and estimates used in the preparation of our consolidated financial statements.

Revenue Recognition

We recognize revenue in accordance with SEC Staff Accounting Bulletin No. 101, (SAB No. 101) *"Revenue Recognition in Financial Statements,"* which requires that four basic criteria must be met before revenue can be recognized: (1) persuasive evidence of an arrangement exists; (2) delivery has occurred or services rendered; (3) the fee is fixed and determinable; and (4) collectibility is reasonably assured. Determination of criteria (3) and (4) are based on management's judgments regarding the fixed nature of the fee charged for services rendered and products delivered and the collectibility of those fees.

Revenue is recognized pursuant to the terms of each contract on a monthly service fee basis which vary based on the speed of the customer's Internet connection and the services ordered by the customer. The monthly fee includes phone line charges, Internet access charges, the cost of the equipment installed at the customer's site and the other services we provide, as applicable. Revenue that is billed in advance of the services provided is deferred until the services are rendered. Revenue related to installation charges is also deferred and amortized to revenue over 18 months. Related direct costs incurred (up to the amount of deferred revenue) are also deferred and amortized to expense over 18 months. Any excess direct costs over installation charges are charged to expense as incurred. In certain instances, we negotiate credits and allowances for service related matters. We establish a reserve for such credits based on historical experience.

We seek to price our services competitively. The market for high-speed data communications services and Internet access is rapidly evolving and intensely competitive. While many of our competitors and potential competitors enjoy competitive advantages over us, we are pursuing a significant market that, we believe, is currently under-served. Although pricing is an important part of our strategy, we believe that direct relationships with our customers and consistent, high quality service and customer support will be key to generating customer loyalty. During the past several years, market prices for many telecommunications services and equipment have been declining, a trend that might continue.

Goodwill and Other Long-Lived Assets

We account for our long-lived assets in accordance with Statement of Financial Accounting Standards ("SFAS") No. 121, *"Accounting for the Impairment of Long-lived Assets and for Long-lived Assets to be Disposed of,"* which requires that long-lived assets and certain intangible assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If undiscounted expected future cash flows are less than the carrying value of the assets, an impairment loss is to be recognized based on the fair value of the assets.

Effective January 1, 2002, we will adopt SFAS No. 142, *"Goodwill and Other Intangible Assets."* This statement requires that the amortization of goodwill be discontinued and instead an impairment approach be applied. The impairment tests will be performed during the first quarter of adoption and annually thereafter (or more often if adverse events occur) and will be based upon a fair value approach rather than an evaluation of the undiscounted cash flows. If impairment exists, under SFAS No. 142, the resulting charge is determined by the recalculation of goodwill through a hypothetical purchase price allocation of the fair value and reducing the current carrying value to the extent it exceeds the recalculated goodwill.

Other long-lived assets, such as identifiable intangible assets and fixed assets, are amortized or depreciated over their estimated useful lives. These assets are reviewed for impairment whenever events or circumstances provide evidence that suggests that the carrying amount of the assets may not be recoverable, with impairment being based upon an evaluation of the identifiable undiscounted cash flow. If impaired, the resulting charge reflects the excess of the asset's carrying cost over its fair value.

If market conditions become less favorable, future cash flows (the key variable in assessing the impairment of these assets) may decrease and as a result we may be required to recognize impairment charges.

Allowance for Doubtful Accounts

We maintain an allowance for doubtful accounts for estimated losses resulting from the inability of our customers to make required payments. We sell our services directly to end users mainly consisting of small to medium sized businesses, as opposed to selling to Internet service providers who then resell such services. We believe that we do not have significant exposure or concentrations of credit risk with respect to any given customer. However, if the country or any region we service, experiences an economic downturn, the financial condition of our customers could be adversely affected, which could result in their inability to make payments to us. This could require additional provisions for allowances. In addition, a negative impact on revenue related to those customers may occur.

Income Tax

We use the liability method of accounting for income taxes, as set forth in Statement of Financial Accounting Standards No. 109, *"Accounting for Income Taxes."* Under this method, deferred tax assets and liabilities are recognized for the expected future tax consequences of temporary differences between the carrying amounts and the tax basis of assets and liabilities and net operating loss carryforwards, all calculated using presently enacted tax rates.

We have not generated any taxable income to date and, therefore, have not paid any federal income taxes since inception. Our state and federal net operating loss carryforwards begin to expire in 2004 and 2019, respectively. Use of our net operating loss carryforwards may be subject to significant annual limitations resulting from a change in control due to our recent sales of series X and series Y preferred stock. We are currently assessing the potential impact resulting from these transactions. We have provided a valuation allowance for the full amount of the net deferred tax asset since management has not determined that these future benefits will more likely than not be realized.

Litigation

From time to time, we may be involved in litigation concerning claims arising in the ordinary course of our business, including claims brought by former employees and claims related to acquisitions. We record liabilities when a loss is probable and can be reasonably estimated. These estimates are based on an analysis made by internal and external legal counsel which considers information known at the time. We believe we have made reasonable estimates in the past; however, court decisions could cause liabilities to be incurred in excess of estimates.

Results of Operations

The following table depicts our results of operations data and the components of net loss as a percentage of revenue:

	Years Ended December 31,		
	1999	2000	2001
Revenue	100.0%	100.0%	100.0%
Operating expenses:			
Network and operations (including stock compensation)	608.2%	354.8%	214.6%
General and administrative (including stock compensation)	596.2%	111.2%	61.2%
Sales and marketing (including stock compensation)	574.7%	147.5%	33.5%
Depreciation and amortization	139.5%	118.8%	66.8%
Total operating expenses	1,918.7%	732.3%	376.1%
Operating loss	(1,818.7)%	(632.3)%	(276.1)%
Interest income, net	143.9%	37.8%	1.1%
Other expense, net	(0.5)%	(0.1)%	(0.0)%
Net loss	(1,675.2)%	(594.5)%	(275.1)%
Net loss applicable to common stockholders:			
Net loss	(1,675.2)%	(594.5)%	(275.1)%
Exchange of preferred stock	(914.1)%	—%	—%
Dividends on preferred stock	—%	—%	(0.3)%
Accretion of preferred stock	—%	—%	(0.8)%
Net loss applicable to common stockholders	(2,589.3)%	(594.5)%	(276.2)%

Revenue. Revenue is recognized pursuant to the terms of each contract on a monthly service fee basis, which vary based on the speed of the connection and the services ordered. The monthly fee includes all phone line charges, Internet access charges, the cost of the modem installed at the customer's site and the other services we provide, as applicable.

Revenue increased from approximately $1,313,000 for the year ended December 31, 1999 to approximately $17,789,000 and approximately $41,969,000 for the years ended December 31, 2000 and 2001, respectively. Revenue increased primarily due to the expansion of our network, the increased number of customers subscribing for our services and contributions from acquisitions, primarily Vector Internet Services, Tycho Networks, and certain assets of Exario Networks, during 2000 and Covad Safety Net customers and Zyan Communications customers during 2001. The revenue attributable to contributions from acquired businesses was approximately $170,000, $6,263,000 and $5,326,000 for the years ended December 31, 1999, 2000 and 2001, respectively. We currently expect revenue to increase in future periods as we continue our sales and marketing efforts in our existing service areas, introduce additional services and acquire additional customer lines.

Network and Operations. Our network and operations expenses include costs related to personnel, monthly fees for telecommunications lines between customers, central offices, network service providers and our network, customer line installation, Internet access and other overhead costs. Our costs for customer lines will increase as we add customers. We lease high-speed lines and other network capacity to connect our central office equipment and our network. Additional costs are incurred to connect to the Internet. We expect these costs to increase as the volume of data communications traffic generated by our customers increases.

Network and operations expenses increased from approximately $7,984,000 for the year ended December 31, 1999 to approximately $63,124,000 and approximately $90,079,000 for the years ended December 31, 2000 and 2001, respectively. The increase in network and operations expenses between 1999 and 2000 was primarily attributable to increased telecommunication costs and central office facilities costs, and increases in personnel and professional services. These increases resulted primarily from the expansion of our network and the increased number of customers subscribing for our services. The increase between 2000 and 2001 was primarily due to increases in restructuring charges (explained below) of approximately $29.3 million and increased telecommunication expenses of approximately $14.7 million, due to increased number of customers subscribing for our services, which were partially offset by reductions of approximately $5.1 million in salaries and benefits due to reductions in force, reductions of approximately $8.3 million in professional and consulting services, and reductions of approximately $3.6 million in facilities costs, travel and entertainment, recruiting costs, taxes and other expenses, resulting from our cost reduction initiatives.

General and Administrative. Our general and administrative expenses consist primarily of costs relating to human resources, finance, administrative services, recruiting, insurance, legal services and operating facilities rent. General and administrative expenses increased from approximately $7,826,000 to $19,780,000 and to $25,679,000 for the years ended December 31, 1999, 2000 and 2001, respectively. The increase in general and administrative expenses between 1999 and 2000 was principally the result of increases in personnel and professional services and increases in office facility rents resulting from the development and expansion of our operating infrastructure. The increase from 2000 to 2001 was primarily attributable to increases of approximately $5.9 million in restructuring and impairment charges (discussed below) and approximately $2.3 million in bad debt expenses, which was partially offset by reductions of approximately $2.3 million in facilities costs, professional and consulting services, recruiting costs and other expenses, resulting from our cost reduction initiatives. The increase in bad debt expenses was primarily due to (i) a significant increase in customers and associated revenue, (ii) increased write-offs associated with customer line acquisitions and (iii) increased loss of customers due to our closure of approximately 350 central offices and various brief outages and service interruptions in the latter part of 2001, including service interruptions associated with the aftermath of the September 11th events.

Sales and Marketing. Our sales and marketing expenses consist primarily of expenses for personnel, the development of our brand name, promotional materials, direct mail advertising and sales commissions and incentives. Sales and marketing expenses increased from approximately $7,543,000 for the year ended December 31, 1999, to approximately

$26,237,000 for the year ended December 31, 2000, and then decreased to approximately $14,065,000 for the year ended December 31, 2001. These expenses increased during 2000 primarily as a result of increased marketing and promotional activities, including direct mail, and increases in sales and marketing personnel. Reductions during 2001 were primarily due to approximately $4.0 million lower salaries and benefits due to reductions in force, approximately $3.2 million in lower marketing and advertising costs, approximately $2.9 million in lower professional and consulting services costs, approximately $0.9 million in lower travel and entertainment costs, approximately $0.7 million in lower recruiting costs and approximately $0.4 million in lower office and other expenses.

Depreciation and Amortization. Depreciation and amortization is primarily attributable to the following assets: (i) depreciation of network and operations equipment and DSL modems and routers installed at customer sites, (ii) depreciation of information systems and computer hardware and software, (iii) amortization and depreciation of the costs of obtaining, designing and building our collocation space and corporate facilities and (iv) amortization of intangible capitalized costs pertaining to acquired businesses and customer line acquisitions.

Depreciation and amortization expenses were approximately $1,831,000, $21,133,000 and $28,043,000 for the years ended December 31, 1999, 2000, and 2001, respectively. Increases in such expenses primarily resulted from the significant expansion of our network and infrastructure and acquired businesses during late 1999 and 2000, partially offset by reduced depreciation and amortization in 2001 from assets written off due to our restructuring and impairment provisions (discussed below).

Depreciation expense pertaining to assets for our network and operations was approximately $1,621,000, $15,119,000 and $18,132,000 for the years ended December 31, 1999, 2000 and 2001, respectively. Depreciation and amortization expenses pertaining to assets related to general and administrative expenses was approximately $210,000, $6,014,000 and $9,911,000 for the years ended December 31, 1999, 2000 and 2001, respectively.

During December 2000 and calendar year 2001, we wrote-off approximately $31 million of network equipment and other capitalized costs as part of our restructuring efforts, and incurred approximately $4 million in impairment charges pertaining to goodwill of acquired companies (see restructuring and impairments explained below). Accordingly, we expect that our depreciation and amortization expense related to such assets will be significantly reduced in 2002 and beyond. In addition, with the implementation of SFAS No. 142 (discussed above), we will discontinue amortizing approximately $8.5 million of goodwill associated with acquired businesses. We recorded approximately $2.5 million of amortization related to this goodwill in 2001 and would have recorded an equal amount in 2002. In lieu of amortization, we are required to make an initial impairment review of goodwill in 2002 and an annual impairment review thereafter. We expect to complete our initial review during the first quarter of 2002. We do not expect the results of our review to have a material impact on the results of operations.

Stock Compensation. We incurred non-cash stock compensation expenses as a result of the granting of stock and stock options to employees, directors and members of our former board of advisors with exercise prices per share subsequently determined to be below the fair values per share of our common stock for financial reporting purposes at the dates of grant. The stock compensation, if vested, was charged immediately to expense, while non-vested compensation is being amortized over the vesting period of the applicable options or stock, which is generally 48 months. Unvested options for terminated employees are cancelled and the value of such options are recorded as a reduction of deferred compensation with an offset to additional paid-in-capital. In addition, in fiscal 2000, we recorded $870,000 of non-cash compensation expense relating to the vesting of stock options held by members of our former advisory board.

Non-cash stock compensation expenses were approximately $4,123,000, $3,192,000 and $1,202,000 for the years ended December 31, 1999, 2000, and 2001, respectively. The unamortized balance as of December 31, 2000 and 2001, of approximately $3,931,000 and $1,668,000, respectively, are being amortized over the remaining vesting period of each grant, and are expected to be fully amortized by June 30, 2003.

As of December 31, 2000 and 2001, options to purchase 7,318,612 and 13,877,394 shares of common stock, respectively, were outstanding, which were exercisable at weighted average exercise prices of $4.07 and $1.69 per share, respectively.

Interest Expense (Income), Net. For the year ended December 31, 1999, net interest income of approximately $1,889,000 included $2,077,000 of interest income partially offset by $188,000 of interest expense. Net interest income of approximately $6,730,000 for the year ended December 31, 2000 included $8,538,000 of interest income partially offset by $1,808,000 of interest expense. For the year ended December 31, 2001, net interest income of approximately $455,000 included approximately $1,718,000 in interest income partially offset by $1,263,000 in interest expense. The increase in interest income in 2000 was primarily due to an increase in our cash and investment balances resulting from the sale of preferred stock and the sale of common stock in our initial public offering in 1999 and our follow-on public offering in 2000. The increase in interest expense in 2000 related to increased debt, primarily attributable to new capital lease obligations and other financing arrangements. The decrease in interest income in 2001 was caused by lower interest rates on significantly lower cash and investment balances. Lower interest expense in 2001, was caused by reductions in debt and capital lease obligations due to pay down of principal balances.

Restructuring and Impairment Charges. In December 2000, we initiated a new business plan strategy designed to conserve our capital, reduce our losses and extend our cash resources. This strategy included the following actions: (i) further network expansion was curtailed; (ii) network connections to 100 central offices were suspended; (iii) certain facilities were vacated and consolidated; (iv) operating expenses were reduced; and (v) headcount was reduced by approximately 140 employees. These actions resulted in a restructuring charge of approximately $3,542,000. The components of the restructuring charge were: (i) approximately $448,000 relating to severance expense for the 140 employees; (ii) approximately $1,078,000 for estimated costs resulting from the consolidation of our office facilities by vacating office space located in Milford, Connecticut, Santa Cruz, California, Atlanta, Georgia and Chantilly, Virginia, and (iii) approximately $2,016,000 for termination costs and write-offs associated with our decision to not accept certain central office collocation applications previously applied for, and to forego the completion of our build-out of certain other central offices.

At December 31, 2000, approximately $362,000 of severance costs and approximately $1,416,000 of capitalized collocation application fees had been charged against the restructuring reserves. The remaining reserve balance of approximately $1,764,000 was included in our accrued liabilities at December 31, 2000.

In March 2001, we re-evaluated our restructuring reserve and booked an increase in the reserve of approximately $831,000, which was primarily related to delays in subleasing our vacated facilities and additional estimated costs pertaining to our suspended central offices.

In June 2001, due to the lack of liquidity in the financial markets, we further re-evaluated our business plans and determined that additional actions were necessary to further reduce our operating losses, cash burn rate and total funding requirements. These actions included: (i) closure of approximately 100 non-active and 250 active central offices; and (ii) an additional reduction-in-force of approximately 90 employees. These actions resulted in additional restructuring and impairment charges of approximately $32,503,000. Included in this amount were: (i) approximately $272,000 relating to severance expenses for the 90 employees; (ii) approximately $26,079,000 for the costs associated with our decision to close 350 central offices, which includes approximately $2,545,000 relating to termination and equipment removal fees and approximately $23,534,000 in write-off of fixed assets; (iii) approximately $1,641,000 for additional estimated costs resulting from delays and expected losses in subleasing vacated office space located in Santa Cruz, California; Atlanta, Georgia; Milford, Connecticut; and Chantilly, Virginia; (iv) $1,356,000 for write-downs of additional equipment no longer in use; and (v) $3,155,000 for impairments of goodwill. The goodwill impairment analysis was accomplished by comparing the carrying value of the assets with the expected future net cash flows generated over the remaining useful lives of the assets. Since the carrying value was more than the expected future net cash flows, the goodwill was reduced to the net present value of the expected future net cash flows. Of this amount, $2,124,000 related to a reduction in the goodwill for our acquisition of Tycho Networks, Inc. ("Tycho") and $1,031,000 related to a reduction in the goodwill for our acquisition of certain assets of Trusted Net Media Holdings, LLC ("Trusted Net"). These reductions in goodwill resulted in decreases in monthly amortization expense from approximately $56,800 to approximately $5,000 for Tycho, and from approximately $43,500 to approximately $20,600 for Trusted Net.

During the third quarter of 2001, due to limited available financing for our operations and other factors, we again re-evaluated our business plans and determined that additional actions were necessary to further reduce our operating losses, cash burn rate and total funding requirements. These actions included closure of the Tycho and Trusted Net facilities in Santa Cruz, CA and Atlanta, GA, respectively, and our decision not to install equipment in 100 new central offices. These actions resulted in additional restructuring and impairment charges of approximately $4,748,000. Included in this amount were: (i) increases of approximately $4,451,000 relating to the write-off of equipment; (ii) approximately $376,000 for additional estimated costs relating to the delays and losses in subleasing vacated office space located in Santa Cruz, California and Milford, Connecticut; (iii) approximately $246,000 in additional costs for equipment removal fees associated with our previous decision to close certain central offices; and (iv) approximately $800,000 for impairments of goodwill. These increases in the restructuring reserve were partially offset by a reduction of approximately $1,125,000 in previously reserved amounts relating to estimated termination fees associated with our previous decision to close certain central offices, as we were successful in negotiating significantly reduced fees at many of the closed central office locations. The goodwill impairment analysis was accomplished by comparing the carrying value of the assets with the expected future net cash flows generated over the remaining useful lives of the assets. As a result of this analysis, expected future net cash flows were determined to be insignificant and, as the carrying value was more than these expected future net cash flows, the balance of goodwill was written off. Of this amount, approximately $170,000 related to a reduction in the goodwill for our acquisition of Tycho and approximately $630,000 related to a reduction in the goodwill for our acquisition of certain assets of Trusted Net.

During the fourth quarter of 2001, we had an additional reduction-in-force of approximately 84 employees. This resulted in an additional restructuring charge for severance of approximately $164,000, which was partially offset by a reduction of approximately $153,000 in previously reserved amounts related to the write-down of certain fixed assets. In addition, we re-classified amounts previously reserved for equipment removal to estimated termination fees as we were successful in negotiating reduced fees for equipment removal at many of the closed central office locations. In addition, our impairment analyses of long-lived assets resulted in a $500,000 impairment write-off of a long-term investment.

The following table summarizes the additions and charges to the restructuring reserve from December 2000 through December 2001, and the remaining reserve balances at December 31, 2001:

(dollars in thousands)	Severance	Facility Leases	Central Office Term. Fees	Central Office Equip. Removal	Fixed Asset Write-Off	Impairment of Goodwill	Impairment of Long-term Investment	Total
Additions to the reserve, December 2000	$ 448	$ 1,078	$ 600	$ —	$ 1,416	$ —	$ —	$ 3,542
Charges to the reserve	(362)				(1,416)			(1,778)
Reserve balance at December 31, 2000	86	1,078	600	—	—	—	—	1,764
Additions to the reserve	436	2,408	215	1,451	29,628	3,955	500	38,593
Charges to the reserve	(522)	(2,290)	(500)	(1,451)	(29,628)	(3,955)	(500)	(38,846)
Reserve balance at December 31, 2001	$ —	$ 1,196	$ 315	$ —	$ —	$ —	$ —	$ 1,511

The restructuring reserve charges during the year ended December 31, 2000 of approximately $3,542,000 included approximately $2,263,000 in network and operations expenses, approximately $1,118,000 in general and administrative expenses and approximately $161,000 in sales and marketing expenses on the consolidated statements of operations.

The restructuring reserve charges for the year ended December 31, 2001 included approximately $31,528,000 in network and operations expenses, approximately $6,998,000 in general and administrative expenses, and approximately $67,000 in sales and marketing expenses on the consolidated statements of operations. The remaining reserve balance of approximately $1,511,000 was included in the Company's accrued liabilities at December 31, 2001.

Net Loss. Net loss of approximately $21,988,000 for the year ended December 31, 1999 increased to approximately $105,763,000 for the year ended December 31, 2000 and to approximately $115,454,000 for the year ended December 31, 2001.

Liquidity and Capital Resources

We have financed our capital expenditures and operations primarily with the proceeds from the sale of stock and from borrowings, including equipment lease financings. As of December 31, 2001, we had cash and cash equivalents of approximately $19,631,000 and working capital of approximately $3,585,000.

Net cash provided by financing activities in the years ended December 31, 1999, 2000 and 2001, were approximately $121,142,000, $141,960,000 and $12,871,000, respectively. This cash primarily resulted from the sale of our capital stock. We have used, and intend to continue using, the proceeds from these financings primarily to implement our business plan and for working capital and general corporate purposes. We have also used, and may in the future use, a portion of these proceeds to acquire complementary businesses or assets.

In January 1999, we received net proceeds of approximately $3,302,000 from the sale of shares of Series A preferred stock and certain warrants. In April 1999, we received net proceeds of approximately $9,940,000 from the sale of shares of Series C preferred stock to our principal stockholders and others. In May 1999, we received net proceeds of approximately $29,961,000 from the sale of shares of Series D preferred stock to our principal stockholders and others. In addition, we received approximately $1,007,000 in connection with repayment of a note, including interest at 6.0%, from an officer in connection with the purchase of Series D preferred stock in June 1999. In July 1999, we received net proceeds of approximately $18,458,000 from the sale of shares of Series E preferred stock to two strategic marketing partners. In October and November 1999, we received net proceeds of approximately $55,722,000 from the sale of shares of common stock in our initial public offering. Upon the closing of the initial public offering of our common stock on October 12, 1999, all outstanding shares of our preferred stock converted automatically into shares of common stock. In March 2000, we received net proceeds of approximately $141,273,000 from the sale of 5,750,000 shares of our common stock in a public offering.

In May 1999, we entered into a secured credit facility (the "Credit Facility") with a bank to provide up to $5,000,000 for the purchase of telecommunications and office equipment and vehicles. The Credit Facility expired in May 2000 and converted to a term loan payable over 36 months. The Credit Facility bore interest on outstanding borrowings at 1% over the higher of the bank's prime rate or the federal funds rate plus 0.5%. As of December 31, 2000 and July 31 2001, amounts outstanding under this line of credit bore interest at annual rates of 10.5% and 7.75%, respectively. The Credit Facility was secured by a lien on certain equipment and vehicles owned by us and located at our principal office, and imposed certain financial and other covenants requiring us to maintain certain financial ratios and limited new indebtedness, the creation of liens, types of investments, mergers, consolidations and the transfer of all or substantially all of our assets. As of December 31, 2000, there was approximately $3,545,000 outstanding on this term loan. In April 2001, we amended the term loan with the bank. The financial covenants relating to the maintenance of certain financial ratios were eliminated in their entirety, the maturity date of the loan was accelerated to August 1, 2001 and certain certificates of deposit equal to the outstanding loan amount were pledged as additional collateral. On August 1, 2001, we settled the outstanding loan obligation in full and approximately $37,000 in unamortized deferred costs were written off. Financing costs associated with the Credit Facility of approximately $83,900 were deferred over the four-year life of the facility and term loan. Amortization expense related to the deferred costs for the years ended December 31, 2000 and 2001 was approximately $20,967 and approximately $48,927, respectively.

In March 1999, we entered into a 36-month lease facility to finance the purchase of up to an aggregate of $2,000,000 of equipment. Amounts financed under this lease facility bear an interest rate of 8% or 9%, depending on the type of equipment, and are secured by the financed equipment. In July 2000, we entered into a 48-month lease agreement with an equipment vendor to finance the purchase of network equipment. We have leased approximately $8,900,000 under this agreement. Amounts financed under this agreement bear an interest rate of 12% and are secured by the financed equipment. In addition, during 1999 and 2000, we purchased and assumed through acquisition certain equipment and computer software under other capital leases, which are being repaid over periods ranging from 24 months to 60 months at rates ranging from 7.5% to 15%. In the aggregate, there was approximately $10,477,000 and $7,463,000 outstanding under capital leases at December 31, 2000 and 2001, respectively.

As a result of the development of our operating infrastructure and recent acquisitions, we have entered into certain long-term agreements providing for fixed payments. Under our facility operating leases, minimum office facility operating lease payments are approximately $2,899,000 in 2002, $1,955,000 in 2003, $1,589,000 in 2004 and $577,000 in 2005. We also have long-term purchase commitments with WorldCom and AT&T for data transport services with minimum payments due even if our usage does not reach the minimum amounts. The WorldCom commitment began in May 2000 and requires minimum purchases of $4,800,000 per contract year. The WorldCom contract ends in November 2004. The AT&T commitment was renegotiated on January 23, 2002, and requires minimum purchases of $1,100,000 for the contract year ending in November 2002 and $987,000 for the contract year ending in October 2003. We also have a commitment to purchase $17,600 per month of certain additional network capacity from AT&T throughout the commitment period.

As part of our restructuring in December 2000, we vacated certain office space in Milford, Connecticut and Chantilly, Virginia and did not occupy certain space in Santa Cruz, California. During 2001, we vacated our office space located in Atlanta, Georgia and Santa Cruz, California. As of December 31, 2001, we have been successful in terminating our lease for office space in Chantilly, Virginia and in assigning our lease in Atlanta, Georgia. We have entered into a 14-month sublease agreement on our office space in Santa Cruz, California with a one year renewal option. In February 2002, we were successful in terminating our obligations under the lease for office space in Milford, CT.

On December 1, 1999, we acquired Tycho Networks, Inc. ("Tycho") which is based in Santa Cruz, California. Tycho provides Internet access, web hosting and related services throughout central coastal California. The approximate net purchase price of $3,267,000 before transaction costs associated with the acquisition, consisted of cash payments at closing of approximately $1,576,000 (including notes paid at closing of approximately $793,000), amounts due to the selling stockholders and others after the closing of approximately $802,000, net liabilities assumed of approximately $530,000 and other costs of approximately $359,000. All amounts due to Tycho Networks selling stockholders have been paid.

On April 3, 2000, we acquired certain assets and liabilities of Trusted Net Media Holdings, LLC ("Trusted Net"). This acquisition was accounted for under the purchase method of accounting and, accordingly, the purchase price has been allocated to the assets acquired and liabilities assumed based on their estimated fair values at the date of acquisition. The approximate net purchase price of $2,500,000, before transaction costs, consisted of cash payments at closing of approximately $2,097,000; amounts due to Trusted Net after the closing of approximately $350,000; and net liabilities assumed of approximately $53,000. In addition, we incurred transaction costs associated with the acquisition of approximately $150,000. The remaining amount due to Trusted Net at December 31, 2001, after certain offsets, as provided in the purchase agreement, was approximately $272,000.

On May 26, 2000, we acquired Vector Internet Services, Inc. ("VISI"), an Internet solutions provider based in Minneapolis, Minnesota. This acquisition was accounted for under the purchase method of accounting and, accordingly, the purchase price has been allocated to the assets acquired and liabilities assumed based on their estimated fair values at the date of acquisition. The approximate net purchase price of $19,969,000, before transaction costs, consisted of cash payments at closing of approximately $8,800,000; amounts due to selling stockholders after the closing of approximately

$2,200,000; common stock valued at $2,315,000; and the assumption of VISI employee stock options, which were valued at $6,654,000. In addition, we incurred transaction costs associated with the acquisition of approximately $452,000. All amounts due the selling stockholders of VISI were paid in 2001.

On December 1, 2000, we acquired certain assets of Exario Networks, Inc. ("Exario"). This acquisition was accounted for under the purchase method of accounting and, accordingly, the purchase price has been allocated to the assets acquired based on their estimated fair values at the date of acquisition. The approximate net purchase price of $4,463,000, before transaction costs, consisted of cash payments at closing of approximately $2,902,000 and amounts due to Exario after the closing of approximately $1,561,000 (the "Holdback Amount"). In addition, we incurred transaction costs associated with the acquisition of approximately $100,000.

On April 26, 2001, we gave notice to Exario of our intent to pursue an indemnity claim against the Holdback Amount in accordance with the provisions of the Asset Purchase Agreement, dated December 1, 2000. The claim, originally estimated at $1,458,000 and subsequently modified to a final settlement amount of $1,415,000, related primarily to a request by us for reimbursement of the purchase price paid for those certain customer lines acquired from Exario that were on the NorthPoint Communications' network, which ceased operations during the first half of 2001.

During the quarter ended June 30, 2001, we entered into agreements with Covad Communications, Inc. ("Covad") and Zyan Communications, Inc. ("Zyan"), a California-based Internet service provider which had filed for bankruptcy protection, affording us the right to acquire up to 4,800 Zyan customer lines whose wholesale circuit connections were being supported by Covad. In accordance with the Covad agreement, the anticipated purchase price of $1,467,000 for these Zyan lines was escrowed at closing and restricted as of June 30, 2001. Ultimately, we were able to contract for service with and acquire approximately 2,800 former Zyan customers, for a purchase price of approximately $1,075,000. As of December 31, 2001, there were no amounts remaining in escrow. These Zyan customer line acquisitions were accounted for under the purchase method of accounting and, accordingly, the purchase price has been allocated to customer lines acquired based on their estimated fair values at the date of acquisition.

In 1999, 2000 and 2001, net cash used in our operating activities was approximately $6,343,000, $74,986,000 and $62,990,000, respectively. This cash was used for a variety of operating expenses, including salaries, consulting and legal expenses, network operations and overhead expenses.

Net cash used in investing activities in 1999, 2000 and 2001, was approximately $49,264,000, $60,225,000 and $2,921,000, respectively. For the year ended December 31, 1999 approximately $33,811,000 was used for purchases of equipment and payment of collocation costs, approximately $13,274,000 was used for the purchase of marketable securities and approximately $1,576,000 was used to acquire Tycho. For the year ended December 31, 2000, approximately $55,943,000 was used primarily for the purchases of equipment and payment of collocation costs and approximately $14,049,000 was used for acquisitions and investments, excluding approximately $3,508,000 which was payable by us to selling stockholders at future dates. These expenditures were partially offset by proceeds from the sale of marketable securities of approximately $13,274,000. For the year ended December 31, 2001, approximately $5,345,000 was used primarily for the purchase of equipment and approximately $1,797,000 was used for acquisition of customer lines. These expenditures were partially offset by approximately $456,000 in proceeds from sale of equipment and a $3,765,000 decrease in restricted cash, primarily resulting from our settlement of holdback payments attributable to acquisitions.

The development and expansion of our business has required significant capital expenditures. Capital expenditures, including collocation fees, were approximately $33,811,000, $55,943,000 and $5,345,000 for the years ended December 31, 1999, 2000 and 2001, respectively. The actual amounts and timing of our future capital expenditures will vary depending on the speed at which we expand our network and implement service for our customers. As a result of our decision to suspend further deployment of our network, our planned capital expenditures for 2002 are currently expected to be primarily for the purchase and installation at our customers' sites of the equipment necessary for us to provide our services, as well as for the continued development of our network and operational support systems. We currently anticipate spending approximately $0.7 million to $1.0 million for capital expenditures excluding acquisitions, during the year ending December 31, 2002. The actual amounts and timing of our capital expenditures could differ materially both in amount and timing from our current plans.

We expect our operating losses, net operating cash outflows and capital expenditures to continue during 2002. We believe that our existing cash and short-term investments, cash generated from operations and proceeds committed from equity financings will be sufficient to fund our operating losses, capital expenditures, lease payments and working capital requirements through the first quarter of 2003 and beyond, until we attain cash flow positive status, based on our current business plans and projections, as approved by our board of directors. We intend to use our cash resources to finance our capital expenditures and for working capital and other general corporate purposes. We may also use a portion of these cash resources to acquire complementary businesses or other assets. The amounts actually expended for these purposes will vary significantly depending on a number of factors, including the rate of market acceptance of our services and revenue growth, cash generated from operations, improvements in operating productivity, the availability of attractive acquisition opportunities and the extent and timing of our entry into new markets.

Our capital requirements may vary based upon the timing and the success of implementation of our business plan and as a result of regulatory, technological and competitive developments or if:

- demand for our services or our cash flow from operations is less than or more than expected;
- our development plans or projections change or prove to be inaccurate;
- we make acquisitions; or
- we accelerate additional deployment of our network or otherwise alter the schedule or targets of our business plan implementation.

Our financial statements included herein do not include any adjustments that might result from these uncertainties.

Recently Issued Accounting Pronouncements

During fiscal 2000, we adopted the revenue recognition guidelines of SAB No. 101, which changed the manner in which we recognize installation revenue and related direct costs. The cumulative effect of adoption of SAB No. 101 resulted in deferral of installation revenue and related direct costs of approximately $176,000 at January 1, 2000. The effect of the adoption for the year ended December 31, 2000, resulted in a deferral of installation revenue and related direct costs of approximately $735,000. Installation revenue deferred during the fourth quarter of 2000 was approximately $25,000. The comparable pro forma fourth quarter 1999 deferred installation revenue and related direct costs would have been approximately $101,400. The adoption of SAB No. 101 had no impact on net income for all periods reported.

The following table sets forth the unaudited pro forma impact of SAB No. 101 adoption on previously reported quarterly revenue at December 31, 1999 and the unaudited revenue as adjusted for each quarter of the year 2000:

Quarter Ended	Revenue as Originally Reported	Effect of SAB No. 101	Revenue as Adjusted
December 31, 1999	$ 810,881	$(101,413)	$ 709,468
March 31, 2000	$1,737,306	$(333,176)	$1,404,130
June 30, 2000	$3,785,626	$(279,760)	$3,505,866
September 30, 2000	$5,860,857	$ (97,128)	$5,763,729
December 31, 2000	$7,140,599	$ (24,914)	$7,115,685

In July 2001, Statement of Financial Accounting Standards No. 141, *"Business Combinations"* ("SFAS") No. 141 and SFAS No. 142 *"Goodwill and Other Intangible Assets"* were issued. SFAS No. 141 requires the purchase method of accounting to be used for all business combinations initiated after June 30, 2001. SFAS No. 141 also specifies criteria that intangible assets acquired must meet to be recognized and reported separately from goodwill. The Company does not anticipate that adoption of SFAS No. 141 will have any material effect on the Company's financial position or results of operations.

SFAS No. 142 requires that goodwill and intangible assets with indefinite lives no longer be amortized but instead be measured for impairment at least annually, or when events indicate that there may be an impairment. SFAS No. 142 is effective for fiscal years beginning after December 15, 2001 (see "Critical Accounting Policies, Estimates and Risks" described above). With the the implementation of SFAS No. 142, we will discontinue amortizing approximately $8.5 million of goodwill associated with acquired businesses. We recorded approximately $2.5 million of amortization related to this goodwill in 2001 and would have recorded an equal amount in 2002.

In June 2001, SFAS No. 143, *"Accounting for Asset Retirement Obligations"* was issued. SFAS No. 143 addresses financial accounting and reporting for legal obligations associated with the retirement of tangible long-lived assets and the associated retirement costs that result from the acquisition, construction, or development and normal operation of a long-lived asset. Upon initial recognition of a liability for an asset retirement obligation, SFAS No. 143 requires an increase in the carrying amount of the related long-lived asset. The asset retirement cost is subsequently allocated to expense using a systematic and rational method over the assets' useful life. SFAS No. 143 is effective for fiscal years beginning after June 15, 2002. The adoption of this statement is not expected to have a material affect on our financial position or results of operations.

In August 2001, SFAS No. 144, *"Accounting for the Impairment or Disposal of Long-lived Assets"* was issued. SFAS No. 144 supersedes SFAS No. 121, *"Accounting for the Impairment of Long-lived Assets to be Disposed of"* and supercedes and amends certain other accounting pronouncements. SFAS No. 144 retains the fundamental provisions of SFAS No. 121 for recognizing and measuring impairment losses on long-lived assets held for use and long-lived assets to be disposed of by sale, while resolving significant implementation issues associated with SFAS No. 121. Among other things, SFAS No. 144 provides guidance on how long-lived assets used as part of a group should be evaluated for impairment, establishes criteria for when long-lived assets are held for sale, and prescribes the accounting for long-lived assets that will be disposed of other than by sale. SFAS No. 144 is effective for fiscal years beginning after December 15, 2001. We do not anticipate, that adoption of SFAS No. 144 will have a material impact on our financial position and results of operations.

Quantitative and Qualitative Disclosures About Market Risk

We have no derivative financial instruments in our cash and cash equivalents. We invest our cash and cash equivalents in investment grade, highly liquid investments, consisting of commercial paper, bank certificates of deposit and corporate bonds.

	December 31, 2000	December 31, 2001
ASSETS		
Current assets:		
Cash and cash equivalents	$ 72,323,911	$ 19,284,985
Restricted cash	4,111,071	345,773
Accounts receivable (net of allowances of $1,353,000 and $3,844,148 at December 31, 2000 and 2001, respectively)	3,694,547	5,856,288
Deferred costs	734,976	1,131,031
Prepaid expenses and other current assets	1,711,761	2,235,201
Total current assets	82,576,266	28,853,278
Fixed assets, net (Note 3)	83,272,045	36,860,674
Goodwill and other intangible assets (Note 5)	26,628,577	14,741,019
Other assets	2,329,033	568,931
Total assets	$ 194,805,921	$ 81,023,902
LIABILITIES, MANDATORILY REDEEMABLE CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 13,185,650	$ 4,326,642
Accrued salaries	1,577,997	907,444
Accrued liabilities (Note 13)	14,156,468	9,635,427
Deferred revenue	2,353,910	3,965,804
Current portion of capital leases payable (Note 7)	3,037,369	2,902,267
Bridge loan payable (Note 6)	—	3,531,000
Current portion of term loan payable (Note 6)	1,502,449	—
Total current liabilities	35,813,843	25,268,584
Capital leases payable (Note 7)	7,439,949	4,560,492
Term loan payable (Note 6)	2,134,690	—
Total liabilities	45,388,482	29,829,076
Commitments and contingencies (Note 7)		
Preferred stock: 20,000,000 preferred shares authorized (Note 9)		
20,000 shares designated as Series X, mandatorily redeemable, convertible preferred stock, $.001 par value, no shares and 10,000 shares ($0 and $10,115,233 liquidation preference) issued and outstanding as of December 31, 2000 and 2001, respectively	—	435,930
15,000 shares designated as Series Y, mandatorily redeemable, convertible preferred stock, $.001 par value, no shares and 6,469 shares ($0 and $6,475,380 liquidation preference) issued and outstanding as of December 31, 2000 and 2001, respectively	—	34,356
Stockholders' equity: (Note 9)		
Common stock, $.0005 par value; 200,000,000 shares authorized; 66,002,808 and 64,851,462 shares issued and outstanding	33,001	32,426
Additional paid-in capital	286,258,257	300,756,586
Deferred compensation	(3,930,723)	(1,667,694)
Accumulated deficit	(132,943,096)	(248,396,778)
Total stockholders' equity	149,417,439	50,724,540
Total liabilities, mandatorily redeemable convertible preferred stock and stockholders' equity	$ 194,805,921	$ 81,023,902

The accompanying notes are an integral part of these consolidated financial statements.

	Years Ended December 31,		
	1999	2000	2001
Revenue	$ 1,312,546	$ 17,789,410	$ 41,969,411
Operating expenses:			
Network and operations (including $369,922, $412,717 and ($124,113) of stock compensation, respectively)	7,983,364	63,123,716	90,078,580
General and administrative (including $3,058,037, $1,805,703 and $449,320 of stock compensation, respectively)	7,826,052	19,780,177	25,678,878
Sales and marketing (including $695,495, $973,802 and $876,511 of stock compensation, respectively)	7,543,191	26,236,619	14,064,589
Depreciation and amortization	1,831,331	21,132,583	28,042,645
Total operating expenses	25,183,938	130,273,095	157,864,692
Operating loss	(23,871,392)	(112,483,685)	(115,895,281)
Interest income, net	1,889,312	6,729,657	455,033
Other expense, net	(6,233)	(9,120)	(13,434)
Net loss	$(21,988,313)	$(105,763,148)	$(115,453,682)
Net loss applicable to common stockholders:			
Net loss	$(21,988,313)	$(105,763,148)	$(115,453,682)
Exchange of preferred stock	(11,998,000)	—	—
Dividends on preferred stock	—	—	(121,613)
Accretion of preferred stock	—	—	(348,673)
Net loss applicable to common stockholders	$(33,986,313)	$(105,763,148)	$(115,923,968)
Net loss per share, basic and diluted	$ (2.05)	$ (1.75)	$ (1.81)
Shares used in computing net loss per share, basic and diluted	16,549,535	60,593,437	63,938,960

The accompanying notes are an integral part of these consolidated financial statements.

	Preferred Stock		Common Stock		Additional Paid-In Capital	Notes Receivable from Officers	Deferred Compen-sation	Accumulated Deficit	Total
	Shares	Amount	Shares	Amount					
Balance at December 31, 1998	—	$—	16,795,800	$ 8,398	$ 2,465,374	$—	$ —	$ (2,789,637)	$ (315,865)
Issuance of warrants	—	—	—	—	1,155,000	—	—	—	1,155,000
Deferred compensation—restricted stock	—	—	—	—	3,733,854	—	(3,733,854)	—	—
Stock compensation	—	—	436,256	218	602,369	—	—	—	602,587
Deferred compensation—stock options	—	—	—	—	13,928,591	—	(13,928,591)	—	—
Amortization of deferred compensation	—	—	—	—	—	—	2,350,325	—	2,350,325
Issuance of warrants	—	—	—	—	112,000	—	—	—	112,000
Surrender of common stock	—	—	(3,102,256)	(1,551)	(778,087)	—	779,638	—	—
Acceleration associated with surrender	—	—	—	—	—	—	1,170,542	—	1,170,542
Exchange of redeemable preferred stock	—	—	—	—	(10,750,757)	—	—	(2,401,998)	(13,152,755)
Notes receivable from officers	—	—	—	—	—	—	(999,911)	—	(999,911)
Repayment of notes receivable from officers	—	—	—	—	—	—	999,911	—	999,911
Issuance of common stock—stock options	—	—	116,635	58	4,315	—	—	—	4,373
Issuance of common stock, net of issuance costs	—	—	8,226,000	4,113	55,718,285	—	—	—	55,722,398
Issuance of and conversion of redeemable preferred stock into common stock	—	—	35,909,761	17,955	75,054,639	—	—	—	75,072,594
Net loss	—	—	—	—	—	—	—	(21,988,313)	(21,988,313)
Balance at December 31, 1999	—	$—	58,382,196	$29,191	$141,245,583	$—	$(13,361,940)	$ (27,179,948)	$ 100,732,886
Deferred compensation—cancelled stock options	—	—	—	—	(6,238,995)	—	6,238,995	—	—
Amortization of deferred compensation	—	—	—	—	—	—	3,192,222	—	3,192,222
Issuance of common stock—warrants	—	—	102,737	51	(51)	—	—	—	—
Issuance of common stock—employee stock purchase plan	—	—	29,741	14	182,704	—	—	—	182,718
Issuance of common stock—stock options	—	—	1,451,742	727	851,259	—	—	—	851,986
Issuance of common stock, net of issuance costs	—	—	5,750,000	2,875	141,248,935	—	—	—	141,251,810
Issuance of common stock—Vector Internet Services, Inc. acquisition	—	—	286,392	143	8,968,822	—	—	—	8,968,965
Net loss	—	—	—	—	—	—	—	(105,763,148)	(105,763,148)
Balance at December 31, 2000	—	$—	66,002,808	$33,001	$286,258,257	$—	$ (3,930,723)	$(132,943,096)	$ 149,417,439
Deferred compensation—cancelled stock options	—	—	—	—	(674,670)	—	674,670	—	—
Amortization of deferred compensation	—	—	—	—	—	—	1,201,718	—	1,201,718
Repurchase of common stock	—	—	(1,538,503)	(769)	(385,872)	—	386,641	—	—
Issuance of common stock—employee stock purchase plan	—	—	25,383	13	29,993	—	—	—	30,006
Issuance of common stock—stock options	—	—	361,774	181	19,292	—	—	—	19,473
Beneficial conversion feature of Series X and Series Y preferred stock, net of issuance costs	—	—	—	—	15,979,872	—	—	—	15,979,872
Accrued dividends on preferred stock	—	—	—	—	(121,613)	—	—	—	(121,613)
Accretion of Series X mandatorily redeemable preferred stock to redemption value	—	—	—	—	(320,697)	—	—	—	(320,697)
Accretion of Series Y mandatorily redeemable preferred stock to redemption value	—	—	—	—	(27,976)				(27,976)
Net loss	—	—	—	—	—	—	—	(115,453,682)	(115,453,682)
Balance at December 31, 2001	—	$—	64,851,462	$32,426	$300,756,586	$—	$ (1,667,694)	$(248,396,778)	$ 50,724,540

The accompanying notes are an integral part of these consolidated financial statements.

	Years Ended December 31,		
	1999	2000	2001
Cash flows from operating activities:			
Net loss	$ (21,988,313)	$(105,763,148)	$(115,453,682)
Reconciliation of net loss to net cash provided by (used in) operating activities:			
Depreciation and amortization	1,831,331	21,132,583	28,042,645
Bad debt expense	62,819	700,000	2,996,096
Sales credits and allowances	—	590,496	1,498,498
Amortization of deferred debt issuance costs	41,978	58,299	86,259
Stock compensation expense	4,123,454	3,192,222	1,201,718
Restructuring charges for write-down of fixed assets	—	1,416,816	29,627,771
Impairment charges for write-down of goodwill and investment	—	—	4,455,397
Loss on sale/write-off of fixed assets	—	—	361,068
(Increase)/decrease in other assets	(578,145)	(1,055,846)	1,260,101
Net changes in current assets and liabilities:			
(Increase) in accounts receivable	(320,149)	(4,219,149)	(6,656,335)
(Increase)/decrease in prepaid and other current assets	(943,888)	(1,052,000)	221,992
Increase/(decrease) in accounts payable	8,624,119	2,054,260	(8,859,006)
Increase/(decrease) in accrued salaries	848,841	729,156	(670,553)
Increase/(decrease) in accrued liabilities	1,831,119	5,676,441	(2,713,422)
Increase in deferred revenue	124,114	1,554,131	1,611,894
Net cash used in operating activities	(6,342,720)	(74,985,739)	(62,989,559)
Cash flows from investing activities:			
Purchases of property and equipment	(33,811,121)	(55,942,721)	(5,344,788)
Proceeds from sales of property and equipment	—	—	456,134
(Purchases)/sales of marketable securities	(13,274,183)	13,274,183	—
Acquisitions of businesses and customer lines	(1,575,508)	(13,548,674)	(1,797,328)
Other investments	—	(500,001)	—
(Increase)/decrease in restricted cash	(602,960)	(3,508,111)	3,765,298
Net cash used in investing activities	(49,263,772)	(60,225,324)	(2,920,684)
Cash flows from financing activities:			
Proceeds from equipment credit facility	1,355,036	2,921,870	—
Proceeds from common stock issuance, net of issuance costs	55,722,398	141,251,810	—
Proceeds from preferred stock issuance and bridge loan, net of issuance costs	62,724,823	—	19,510,872
Proceeds from issuance of common stock for stock option exercises and employee stock purchase plan	4,373	1,034,704	49,479
Proceeds from equipment notes/leases payable	1,762,754	—	—
Principal payments under notes and capital lease obligations	(427,070)	(3,248,711)	(6,689,034)
Net cash provided by financing activities	121,142,314	141,959,673	12,871,317
Net increase/(decrease) in cash and cash equivalents	65,535,822	6,748,610	(53,038,926)
Cash and cash equivalents at beginning of period	39,479	65,575,301	72,323,911
Cash and cash equivalents at end of period	$ 65,575,301	$ 72,323,911	$ 19,284,985
Supplemental disclosure:			
Cash paid: interest	$ 172,380	$ 1,477,168	$ 1,372,308
Fixed assets financed under capital leases	$ 1,561,289	$ 10,292,727	$ —
Fixed asset purchases included in accounts payable	$ 7,179,912	$ 8,136,269	$ 455,263

The accompanying notes are an integral part of these consolidated financial statements.

1. Formation and Operations of the Company

DSL.net, Inc. (the "Company") was incorporated in Delaware on March 3, 1998 and operations commenced March 28, 1998. The Company provides dedicated high-speed digital communications and Internet access and related services, primarily using digital subscriber line (DSL) technology. During the period from inception until June 30, 1999, the Company was considered a development stage company in accordance with Statement of Financial Accounting Standard No. 7.

The Company has incurred substantial losses and negative cash flows from operations in every fiscal period since inception. For the year ended December 31, 2001, the Company incurred operating losses of $115,895,281 and negative operating cash flows of $62,989,559 that were financed primarily by proceeds from equity issuances. The Company had accumulated deficits of $132,943,096 and $248,396,778 at December 31, 2000 and 2001, respectively. The Company expects its operating losses and net cash outflows to continue into 2002.

As reflected in the accompanying financial statements, in December 2000, the Company initiated a new business plan strategy to reduce its losses and to conserve its cash. The Company implemented its plan by undertaking various restructuring actions (Note 14). The Company successfully completed rounds of private equity financing totaling approximately $20 million in the fourth quarter of 2001 (Note 9) and $10 million in March 2002 (Note 15). The Company believes that its existing cash and short-term investments, cash expected to be generated from operations, and equity financing, will be sufficient to fund its operating losses, capital expenditures, lease payments and working capital requirements through the first quarter 2003 and beyond, until it achieves cash flow positive status, based on its current business plans and projections, as approved by the Company's board of directors. The Company intends to use these cash resources to finance its capital expenditures and for working capital and other general corporate purposes. The Company may also use a portion of these cash resources to acquire complementary businesses, customers or other assets. The amounts actually expended for these purposes will vary significantly depending on a number of factors, including market acceptance of the Company's services, revenue growth, planned capital expenditures, cash generated from operations, improvements in operating productivity, the extent and timing of entry into new markets and availability and prices paid for acquisitions. Failure to generate sufficient revenues, contain certain discretionary spending or achieve certain other business plan objectives could have a material adverse affect on the Company's results of operations and financial position.

2. Summary of Significant Accounting Policies

Significant accounting policies followed in the preparation of these financial statements are as follows:

Principles of Consolidation

The accompanying consolidated financial statements include the transactions and balances of DSL.net, Inc. and its wholly owned subsidiaries, including DSLnet Communications Delaware, Inc., DSLnet Communications, LLC, DSLnet Communications VA, Inc., Tycho Networks, Inc. and Vector Internet Services, Inc. All material intercompany transactions and balances have been eliminated.

Use of Estimates

The preparation of financial statements in accordance with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, including the recoverability of tangible and intangible assets, disclosure of contingent assets and liabilities as of the date of the financial statements, and the reported amounts of revenues and expenses during the reported period. The markets for the Company's services are characterized by intense competition, rapid technological development, regulatory changes, and frequent new product introductions, all of which could impact the future value of the Company's assets and liabilities.

Cash Equivalents and Marketable Securities

The Company considers all highly liquid investments purchased with an initial maturity of three months or less to be cash equivalents.

Restricted Cash

Restricted cash at December 31, 2000 and 2001 of $4,111,071 and $345,773, respectively, represented cash restricted primarily for future amounts due in connection with our acquisitions, subject to any post-closing adjustments.

Concentration of Credit Risk and Concentration of Data Transmission Service Providers

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash, cash equivalents, marketable securities and accounts receivable. The Company's cash and investment policies limit investments to short-term, investment grade instruments. Concentrations of credit risk with respect to accounts receivable are limited due to the large number of customers comprising the Company's customer base.

Data is transmitted across the Company's network via transmission facilities that the Company leases from WorldCom and AT&T. Failure of these carriers to provide service or to provide quality service may interrupt the use of the Company's services by its customers. There can be no assurance that the WorldCom and AT&T service will not be interrupted in the future.

In certain markets where the Company has not deployed its own DSL equipment, the Company utilizes local DSL facilities from wholesale providers, including Covad Communications, Inc., in order to provide service to its end user customers. These wholesale providers may terminate their service with little or no notice. The failure of Covad or any of the Company's other wholesale providers to provide acceptable service could have a material adverse effect on the Company's operations.

Fixed Assets

Fixed assets are stated at cost and are depreciated using the straight-line method over the estimated useful lives of the assets, which are five years for network equipment (except for routers and modems, which are three years), three years for computer equipment, five years for furniture, fixtures and office equipment and three years for capitalized software and vehicles. Leasehold improvements are amortized over the shorter of the term of the related lease or the useful life of the asset. Collocation space improvements represent payments to carriers for infrastructure improvements within their central offices to allow the Company to install its equipment, which allows the Company to interconnect with the carrier's network. These payments are being amortized over their estimated useful lives of five years. Maintenance and repairs are charged to expense as incurred. The Company also installs its equipment at customer locations to enable connections to its network.

The Company, in accordance with AICPA Statement of Position 98-1, *"Accounting for the Costs of Computer Software Developed or Obtained for Internal Use,"* ("SOP 98-1"), capitalizes certain costs incurred in the development of internal use software. Internal use software has an estimated useful life of three years.

Upon disposal of fixed assets, the cost and related accumulated depreciation are removed from the accounts and the resulting gain or loss is reflected in earnings. Fully depreciated assets are not removed from the accounts until physical disposition.

Goodwill and Other Intangible Assets

Goodwill and other intangible assets are amortized on a straight-line basis over the estimated future periods to be benefited, ranging from two to five years. In addition, goodwill and other intangible assets are reviewed for impairment quarterly, or whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the assets to future undiscounted cash flows of the business acquired. If the assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. With the adoption of Statement of Financial Accounting Standards ("SFAS") No. 142 effective January 1, 2002, the Company will no longer amortize goodwill (see "Recently Issued Accounting Pronouncements" below).

Other Assets

Other assets include refundable deposits held as security on certain lease obligations and other long-term investments. As of December 31, 2000 and 2001, refundable deposits were $1,829,032 and $568,931, respectively, and long-term investments were $500,001 and $0, respectively.

Income Taxes

The Company uses the liability method of accounting for income taxes, as set forth in SFAS No. 109, *"Accounting for Income Taxes."* Under this method, deferred tax assets and liabilities are recognized for the expected future tax consequences of temporary differences between the carrying amounts and the tax basis of assets and liabilities and net operating loss carryforwards, all calculated using presently enacted tax rates.

Revenue Recognition

The Company recognizes revenue in accordance with SEC Staff Accounting Bulletin No. 101, (SAB No. 101) *"Revenue Recognition in Financial Statements"* which requires that four basic criteria must be met before revenue can be recognized: (1) persuasive evidence of an arrangement exists; (2) delivery has occurred or services rendered; (3) the fee is fixed and determinable, and (4) collectibility is reasonably assured. Determination of criteria (3) and (4) are based on management's judgments regarding the fixed nature of the fee charged for services rendered and products delivered and the collectibility of those fees.

Revenue is recognized pursuant to the terms of each contract on a monthly service fee basis. Revenue that is billed in advance of the services provided is deferred until the services are rendered. Revenue related to installation charges is also deferred and amortized to revenue over eighteen months, the estimated life of the customer relationship. Related direct costs incurred (up to the amount of deferred revenue) are also deferred and amortized to expense over eighteen months, and any excess direct costs over installation revenue is charged to expense as incurred. The Company, in certain instances, negotiates sales credits and allowances for service related matters. The Company establishes a reserve for such credits based on historical experience.

Allowance for Doubtful Accounts

The Company maintains an allowance for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. The Company sells its services directly to end users mainly consisting of small to medium sized businesses, as opposed to selling to Internet service providers who then resell such services, and consequently, believes that it does not have significant exposure or concentrations of credit risk with respect to any given customer. However, if the country or any region the Company serves, experiences an economic downturn, the financial condition of the Company's customers could be adversely affected, which could result in their inability to make payments to it. This could require additional provisions for allowances. In addition, a negative impact on revenue related to those customers may occur.

Long-Lived Assets

SFAS No. 121, *"Accounting for the Impairment of Long-lived Assets and for Long-lived Assets to be Disposed of,"* requires that long-lived assets and certain intangible assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If undiscounted expected future cash flows are less than the carrying value of the assets, an impairment loss is to be recognized based on the fair value of the assets.

Stock Compensation

The Company applies Accounting Principles Board Opinion ("APB") No. 25 and related interpretations in accounting for its stock option plans and stock awards with the disclosure provisions of SFAS No. 123. Under APB No. 25, compensation expense is computed to the extent that the fair market value of the underlying stock on the date of grant exceeds the exercise price of the employee stock option or stock award. Compensation so computed is then recognized over the vesting period. The Company accounts for equity instruments issued to non-employees in accordance with SFAS No. 123 and Emerging Issues Task Force ("EITF") 96-18.

Stock compensation expense includes amortization of deferred compensation and charges related to stock grants. Stock compensation expense for the years ended December 31, 1999, 2000 and 2001 totaled approximately $4,123,000, $3,192,000 and $1,202,000, respectively.

Earnings (Loss) Per Share

The Company computes net loss per share pursuant to SFAS No. 128, *"Earnings Per Share."* Basic net loss per share is computed by dividing income or loss applicable to common stockholders by the weighted average number of shares of the Company's common stock outstanding during the period. Diluted net loss per share is determined in the same manner as basic net loss per share except that the number of shares is increased assuming exercise of dilutive stock options and warrants using the treasury stock method and dilutive conversion of the Company's preferred stock.

The following options, warrants and convertible preferred stock were excluded from the calculation of earnings per share since their inclusion would be antidilutive for all periods presented:

	Shares of Common Stock December 31,		
	1999	2000	2001
Options to purchase common stock	5,874,302	7,318,612	13,877,394
Warrants to purchase common stock	194,556	83,314	83,314
Preferred Series X Stock convertible to common stock	—	—	55,555,556
Preferred Series Y Stock convertible to common stock*	—	—	12,938,000
Total	6,068,858	7,401,926	82,454,264

**These shares were issued on December 28, 2001, and will become convertible into common stock upon approval by the stockholders of an increase in the number of authorized shares of common stock to at least 250,000,000 shares.*

Comprehensive Income

The Company has adopted the accounting treatment prescribed by SFAS No. 130, *"Comprehensive Income."* The adoption of this statement had no material impact on the Company's financial statements for the periods presented.

Reclassifications

Certain reclassifications have been made in prior years' financial statements to conform to classifications used in the current year.

Recently Issued Accounting Pronouncements

During fiscal 2000, the Company adopted the revenue recognition guidelines of SAB No. 101, which changed the manner in which the Company recognizes installation revenue and related direct costs. The cumulative effect of adoption of SAB No. 101 resulted in deferral of installation revenue and related direct costs of approximately $176,000 at January 1, 2000. The effect of the adoption for the year ended December 31, 2000, resulted in a deferral of installation revenue and related direct costs of approximately $735,000. The adoption of SAB No. 101 had no impact on net income.

The following table sets forth the unaudited pro forma impact of SAB No. 101 adoption on previously reported quarterly revenue at December 31, 1999 and the unaudited revenue as adjusted for each quarter of the year 2000:

Quarter Ended	Revenue as Originally Reported	Effect of SAB No. 101	Revenue as Adjusted
December 31, 1999	$ 810,881	$(101,413)	$ 709,468
March 31, 2000	1,737,306	(333,176)	1,404,130
June 30, 2000	3,785,626	(279,760)	3,505,866
September 30, 2000	5,860,857	(97,128)	5,763,729
December 31, 2000	$7,140,599	$ (24,914)	$7,115,685

In July 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 141, *"Business Combinations"* and SFAS No. 142, *"Goodwill and Intangible Assets."* SFAS No. 141 requires companies to account for acquisitions entered into after June 30, 2001 using the purchase method and establishes criteria to be used in determining whether acquired intangible assets are to be recorded separately from goodwill. This criterion is to be applied to business combinations completed after June 30, 2001. SFAS No. 142 sets forth the accounting for goodwill and intangible assets after the completion of a business acquisition. Goodwill will no longer be amortized, but rather, tested for impairment by comparing the asset's fair value to its carrying value. SFAS No. 142 is effective January 1, 2002.

The adoption of SFAS No. 141 is not expected to have a material impact on the Company's financial position or results of operations.

In accordance with SFAS No. 142, the Company will cease to amortize $8,482,394 of goodwill. The Company recorded approximately $2,483,732 of amortization pertaining to this goodwill during 2001 and would have recorded an equal amount in 2002. In lieu of amortization, the Company is required to make an initial impairment review of its goodwill in 2002 and an annual impairment review thereafter. The Company expects to complete its initial review during the first quarter of 2002. The Company does not expect the results of its review to have a material impact on its results of operations.

In June 2001, SFAS No. 143, *"Accounting for Asset Retirement Obligations"* was issued. SFAS No. 143 addresses financial accounting and reporting for legal obligations associated with the retirement of tangible long-lived assets and the associated retirement costs that result from the acquisition, construction or development and normal operation of a long-lived asset. Upon initial recognition of a liability for an asset retirement obligation, SFAS No. 143 requires an increase in the carrying amount of the related long-lived asset. The asset retirement cost is subsequently allocated to expense using a systematic and rational method over the asset's useful life. SFAS No. 143 is effective for fiscal years beginning after June 15, 2002. The adoption of this statement is not expected to have a material impact on the Company's financial position or results of operations.

In August 2001, SFAS No. 144, *"Accounting for the Impairment or Disposal of Long-lived Assets"* was issued. SFAS No. 144 supersedes SFAS No. 121, *"Accounting for the Impairment of Long-lived Assets to be Disposed of"* and supercedes and amends certain other accounting pronouncements. SFAS No. 144 retains the fundamental provisions of SFAS No. 121 for recognizing and measuring impairment losses on long-lived assets held for use and long-lived assets to be disposed of by sale, while resolving significant implementation issues associated with SFAS No. 121. Among other things, SFAS No. 144 provides guidance on how long-lived assets used as part of a group should be evaluated for impairment, establishes criteria for when long-lived assets are held for sale, and prescribes the accounting for long-lived assets that will be disposed of other than by sale. SFAS No. 144 is effective for fiscal years beginning after December 15, 2001. The adoption of this statement is not expected to have a material impact on the Company's financial position or results of operations.

3. Fixed Assets

	December 31,	
	2000	2001
Network and computer equipment	$ 56,423,741	$35,358,514
Furniture, fixtures, office equipment and software	16,892,409	18,372,726
Vehicles	148,257	175,693
Collocation costs	28,518,456	12,356,680
	101,982,863	66,263,613
Less—accumulated depreciation and amortization	18,710,818	29,402,939
	$ 83,272,045	$36,860,674

As of December 31, 2000 and 2001, the recorded cost of equipment under capital lease was $12,312,838 and $11,242,703, respectively. Accumulated depreciation for this equipment under capital lease was $2,172,518 and $4,637,658 at December 31, 2000 and 2001, respectively.

As of December 31, 2000 and 2001, the Company had capitalized computer software costs of $9,665,735 and $9,904,185, respectively, and had recorded accumulated amortization expense related to these costs of $2,819,057 and $6,073,054, respectively.

Depreciation and amortization expense related to fixed assets was $1,782,003, $16,975,382 and $20,117,967 for the years ended December 31, 1999, 2000 and 2001, respectively.

4. Acquisitions

On December 1, 1999, the Company acquired Tycho Networks, Inc. ("Tycho"), a Santa Cruz, California based provider of Internet access, web hosting and related services throughout central coastal California. The acquisition was accounted for under the purchase method of accounting and, accordingly, the purchase price was allocated to the assets acquired and liabilities assumed based on their estimated fair values at the date of acquisition. The approximate purchase price, including transaction costs, was $3,392,000. The purchase price was recorded as goodwill and was amortized on a straight-line basis over its estimated useful life of five years. During 2001, the remaining unamortized goodwill balance was determined to be impaired and written off (Note 5). The results of the acquired operations of Tycho have been included in the consolidated results of the Company from the date of acquisition.

On April 3, 2000, the Company acquired certain assets and liabilities of Trusted Net Media Holdings, LLC ("Trusted Net"). The acquisition was accounted for under the purchase method of accounting and, accordingly, the purchase price was allocated to the assets acquired and liabilities assumed based on their estimated fair values at the date of acquisition. The approximate purchase price, including transaction costs, was $2,650,000. The purchase price was recorded as goodwill and was amortized on a straight-line basis over its estimated useful life of five years. During 2001, the remaining unamortized goodwill balance was determined to be impaired and written off (Note 5). The results of the acquired operations of Trusted Net have been included in the consolidated results of the Company from the date of acquisition.

On May 26, 2000, the Company acquired Vector Internet Services, Inc. ("VISI"), an Internet solutions provider based in Minneapolis, Minnesota. The acquisition was accounted for under the purchase method of accounting and, accordingly, the purchase price was allocated to the assets acquired and liabilities assumed based on their estimated fair values at the date of acquisition. The approximate purchase price including transaction costs was $20,421,000. The purchase consideration of the assets acquired and liabilities assumed was allocated based on the fair values as follows: net assets acquired, $130,000; customer base, $7,878,000; and goodwill, $12,413,000. The customer base was valued based on the expected future net cash flows from customers discounted back to the present value taking into account the expected life cycle of the customer relationships. This amount is being amortized on a straight-line basis over its estimated useful life of three years. The excess of the purchase price over the net identifiable assets has been recorded as goodwill and amortized on a straight-line basis over its estimated useful life of five years. The results of the VISI operations have been included in the consolidated results of the Company from the date of acquisition.

In December 2000, the Company announced that it would be participating in the Covad Communications, Inc. ("Covad") Safety Net program. The program provides customers of certain Internet Service Providers ("ISP's"), whose underlying DSL connection is provided by Covad, an opportunity to maintain their DSL service while switching ISP's. The program was available to customers of financially distressed ISP's who felt their current ISP could no longer adequately provide service to them. Under the program, Covad made referrals to DSL.net for a fee and subsequently assisted with migrating the customer's service to DSL.net. During 2001, the Company acquired approximately 1,100 customer lines referred by Covad under the Covad Safety Net program, for aggregate fees of approximately $696,000. These customer line acquisitions were accounted for under the purchase method of accounting and, accordingly, the purchase price was allocated to the customer lines acquired based on their estimated fair values at the date of acquisition. This amount is being amortized on a straight-line basis over two years.

On December 1, 2000, the Company acquired certain assets of Exario Networks, Inc. ("Exario"). The acquisition was accounted for under the purchase method of accounting and, accordingly, the purchase price was allocated to the assets acquired based on their estimated fair values at the date of acquisition. The approximate purchase price was $4,563,000, including transaction costs and amounts due to Exario after the closing of approximately $1,561,000 (the "Holdback Amount"). The purchase consideration for the assets acquired from Exario, was allocated based on the fair values of such assets, approximately as follows: net assets acquired, $57,000; and Exario customer base, $4,506,000. The customer base was valued based on the expected future net cash flows from customers discounted back to the present value taking into account the expected life of the customer relationships.

On April 26, 2001, the Company gave notice to Exario of its intent to pursue an indemnity claim against the Holdback Amount in accordance with the provisions of the Asset Purchase Agreement, dated as of December 1, 2000, between Exario and the Company. The claim, originally estimated at $1,458,000 and subsequently modified to a final settlement amount of $1,415,000, related primarily to a request by the Company for reimbursement of the purchase price paid for those certain customer lines acquired from Exario that were on the NorthPoint Communications' network, which ceased operations during the first half of 2001.

During the first quarter of 2001, the Company reduced the estimated useful life of the Exario customer lines, originally estimated at four years, to two years and accordingly is amortizing the cost of those customer lines on a straight-line basis over two years.

In June 2001, the Company reduced the value of the intangibles related to the Exario customer base by approximately $1,415,000 to approximately $3,091,000. In September 2001, the value of the intangibles related to the Exario customer base was further reduced to approximately $3,001,000. These reductions related primarily to the customers who were formerly served by NorthPoint Communications and who were the subject of the Company's settled indemnity claim.

During the quarter ended June 30, 2001, the Company entered into agreements with Covad and Zyan Communications, Inc. ("Zyan"), a California-based ISP which had filed for bankruptcy protection; affording the Company the right to acquire up to 4,800 Zyan customer lines whose wholesale circuit connections were being supported by Covad. In accordance with the Covad agreement, the anticipated purchase price of $1,467,000 for these Zyan lines was escrowed at closing and restricted as of June 30, 2001. Ultimately, the Company was able to contract for service with and acquire approximately 2,800 former Zyan customers, for a purchase price of approximately $1,075,000 and as of December 31, 2001 the remaining escrow balance of approximately $392,000 had been returned to the Company. These Zyan customer line acquisitions were accounted for under the purchase method of accounting and, accordingly, the purchase price was allocated to customer lines acquired based on their estimated fair values at the date of acquisition. This amount is being amortized on a straight-line basis over two years.

The following table sets forth the unaudited pro forma consolidated financial information of the Company, giving effect to the acquisition of Tycho, the acquisition of VISI, the acquisition of certain assets of Exario, the acquisition of end users under the Covad Safety Net program, and the acquisition of certain former Zyan customers pursuant to the Zyan and Covad transactions summarized above, as if the transactions occurred at the beginning of the periods presented. Inclusion of Trusted Net's results would not materially change the reported pro forma results:

	Years Ended December 31,		
	1999	2000	2001
Pro forma revenue	$ 19,055,299	$ 33,691,494	$ 45,846,766
Pro forma operating loss	$(29,203,026)	$(113,201,285)	$(114,449,631)
Pro forma net loss	$(27,319,947)	$(106,480,748)	$(114,008,032)
Pro forma net loss applicable to common stockholders	$(39,536,947)	$(106,527,748)	$(114,478,318)
Pro forma net loss per share, basic and diluted	$ (2.35)	$ (1.75)	$ (1.79)
Shares used in computing pro forma net loss per share, basic and diluted	16,835,927	60,712,751	63,938,960

The pro forma results are not necessarily indicative of the actual results of operations that would have been obtained had the acquisitions taken place at the beginning of the respective periods or the results that may occur in the future.

5. Goodwill and Other Intangible Assets

In June, 2001, a goodwill impairment analysis was performed on the Company's recorded goodwill for Tycho and Trusted Net by comparing the carrying value of the goodwill with the expected future net cash flows generated over the remaining useful life of the assets. Since the carrying value was more than the expected future net cash flows, the goodwill was reduced by approximately $3,155,000 to the net present value of the expected future net cash flows. Of this amount, $2,124,000 related to a reduction in the goodwill for the Company's acquisition of Tycho and $1,031,000 related to a reduction in the goodwill for the Company's acquisition of certain assets of Trusted Net (Note 14).

In September, 2001, a goodwill impairment analysis was again performed on the Company's recorded goodwill for Tycho and Trusted Net by comparing the carrying value of the goodwill with the expected future net cash flows generated over the remaining useful life of the assets. As a result of this analysis, expected future net cash flows were determined to be insignificant and, as the carrying value was more than the expected future net cash flows, the balance of goodwill of approximately $800,000 was written off. Of this amount, approximately $170,000 and $630,000 pertained to reductions in the goodwill of Tycho and Trusted Net, respectively (Note 14).

The following table shows the unamortized balances of goodwill and other intangible assets:

	December 31,	
	2000	2001
Goodwill, net	$15,821,103	$ 8,482,394
Customer lists, net	10,758,547	6,258,625
Other intangibles	48,927	—
	$26,628,577	$14,741,019

Amortization expense of goodwill and other intangible assets for the years ended December 31, 1999, 2000 and 2001 was $63,306, $4,179,155 and $7,924,678, respectively. Accumulated amortization at December 31, 1999, 2000 and 2001, was $63,306, $4,242,461 and $10,321,738, respectively.

In accordance with SFAS No. 142, *"Goodwill and Other Intangible Assets,"* which became effective in 2002, the Company will cease to amortize approximately $8,482,400 of goodwill. The Company recorded approximately $2,483,700 of amortization on this amount during 2001 and would have recorded an equal amount in 2002. In lieu of amortization, the Company is required to make an initial impairment review of its goodwill in 2002 and an annual impairment review thereafter. The Company expects to complete its initial review during the first quarter of 2002. The Company does not expect the results of its review to have a material impact on its results of operations.

6. Debt

In May 1999, the Company entered into a secured credit facility (the "Credit Facility") with a bank to provide up to $5,000,000 for the purchase of telecommunications and office equipment and vehicles. The Credit Facility expired in May 2000 and converted to a term loan payable over 36 months. The Credit Facility bore interest on outstanding borrowings at 1% over the higher of the bank's prime rate or the federal funds rate plus 0.5%. As of December 31, 2000 and July 31, 2001, amounts outstanding under this line of credit bore interest at annual rates of 10.5% and 7.75%, respectively. The Credit Facility was secured by a lien on certain equipment and vehicles owned by the Company located at its principal office, and imposed certain financial and other covenants requiring the Company to maintain certain financial ratios and limited new indebtedness, the creation of liens, types of investments, mergers, consolidations and the transfer of all or substantially all of the Company's assets. As of December 31, 2000, there was approximately $3,545,000 outstanding on this term loan. In April 2001, the Company and the bank amended the term loan. The financial covenants relating to the maintenance of certain financial ratios were eliminated in their entirety, the maturity date of the loan was accelerated to August 1, 2001 and certain certificates of deposit equal to the outstanding loan amount were pledged as additional collateral. On August 1, 2001, the Company settled its outstanding loan obligation in full and approximately $37,000 in unamortized deferred costs were written off. Financing costs associated with the Credit Facility of approximately $83,900 were deferred over the four-year life of the facility and term loan. Amortization expense related to the deferred costs for the years ended December 31, 2000 and 2001 was approximately $20,967 and approximately $48,927, respectively.

In December 2001, in conjunction with the Company's sale of Series Y Preferred Stock, the Company issued a short-term note for proceeds of $3,531,000 to the Series Y Preferred Stock Stockholders (Note 9).

7. Commitments and Contingencies

Leases

Rent expense under operating leases was approximately $721,000, $2,726,000 and $1,918,000 for the years ended December 31, 1999, 2000 and 2001, respectively.

The Company leases space in several buildings, which are used for office and network operations facilities. The Company is obligated under various building leases and capital equipment leases, primarily for its network and computer equipment, which expire at different times through March 2005.

The future minimum annual lease payments under the terms of such non-cancelable leases as of December 31, 2001 are as follows:

	Operating Leases	Capital Leases
2002	$2,899,042	$3,646,180
2003	1,954,524	3,103,638
2004	1,588,977	1,935,060
2005	576,904	51,289
	$7,019,447	$8,736,167
Less: Amount representing interest		1,273,408
Present value of future minimum lease payments		$7,462,759

In March 1999, the Company entered into a master lease agreement to provide up to $2,000,000 for capital equipment purchases over an initial twelve-month period, subject to renewal options. Individual capital leases are amortized over 30- or 36-month terms and bear interest at 8% to 9% per annum. The outstanding balance under this agreement at December 31, 2000 and 2001 was approximately $1,168,000 and $565,000, respectively.

In July 2000, the Company entered into a 48-month lease agreement with an equipment vendor to finance the purchase of network equipment. The Company has leased approximately $8,900,000 under this agreement. Amounts financed under this lease agreement bear an interest rate of 12% per annum and are secured by the financed equipment. The outstanding balance under this agreement at December 31, 2000 and 2001, was approximately $8,061,000 and $6,198,000, respectively.

Purchase Commitments

The Company has long-term purchase commitments with WorldCom and AT&T for data transport services with minimum payments due even if the Company's usage does not reach the minimum amounts. The WorldCom commitment began in May 2000 and requires minimum purchases of $4,800,000 per contract year. The WorldCom contract ends in November, 2004. The AT&T commitment was amended on January 23, 2002 (Note 15) and requires minimum purchases of $1,100,000 for the contract year ending in November 2002 and $987,000 for the contract year ending in October 2003. The Company also has a commitment to purchase $17,600 per month of certain additional network capacity from AT&T throughout the commitment period.

Litigation

The Company is involved in litigation with a former officer who claims wrongful termination of employment. The plaintiff is principally seeking compensatory damages for wages and unvested stock options. The Company believes that the plaintiff's claims are without merit, and plans to defend the case vigorously.

The Company is also a party to legal proceedings related to regulatory approvals and is subject to state commission, FCC and court decisions related to the interpretation and implementation of the 1996 Telecommunications Act, the interpretation of competitive carrier interconnection agreements in general and the Company's interconnection agreements in particular. In some cases, the Company may be deemed to be bound by the results of ongoing proceedings of these bodies. The Company, therefore, may participate in proceedings before these regulatory agencies or judicial bodies that affect, and allow it to advance, its business plans.

From time to time, the Company may be involved in other litigation concerning claims arising in the ordinary course of its business, including claims brought by former employees and claims related to acquisitions. The Company does not believe any of these legal claims or proceedings will result in a material adverse effect on its business, financial position, results of operations or cash flows.

Other Matters

The Company has entered into interconnection agreements with traditional local telephone companies. The agreements generally have terms of one to two years and are subject to certain renewal and termination provisions by either party, generally upon 30 days notification. The Company has renewed such agreements beyond their initial terms in the past and anticipates that it will do so in the future. However, failure to renegotiate interconnection agreements or delays in negotiations could have a material adverse effect on the Company's operations.

In certain markets where the Company has not deployed its own DSL equipment, the Company utilizes local DSL facilities from wholesale providers including Covad, in order to provide service to its end user customers. These wholesale providers may terminate their service with little or no notice. The failure of Covad or any of the Company's other wholesale providers to provide acceptable service could have a material adverse effect on the Company's operations. Covad emerged from bankruptcy in December 2001, however, there can be no assurance that Covad or other wholesale providers will be successful in managing their operations and business plans.

8. Related Party Transactions

In January 1999, the Company entered into an Asset Transfer Agreement with FutureComm, Inc., whose sole shareholder is an officer and founder of the Company. The amount paid by the Company in exchange for certain equipment, agreements, licenses and intellectual property was approximately $28,000.

In May 1999, the Company entered into an agreement to license and implement components of an operations support system from a software vendor. In November 2000, the Company entered into an additional agreement with this vendor settling open matters from the earlier agreement and licensing additional software. Amounts paid under these agreements were approximately $563,000 in 1999 and $62,000 in 2000. Two stockholders of the Company owned stock of the software vendor.

On November 14, 2001, the Company entered into a Series X Preferred Stock Purchase Agreement (the "Series X Purchase Agreement") with several private investment funds affiliated with VantagePoint Venture Partners (collectively "VantagePoint") relating to the sale and purchase of up to an aggregate of 20,000 shares of mandatorily redeemable convertible Series X Preferred Stock (the "Series X Preferred Stock") of the Company at a purchase price of $1,000 per share. Pursuant to the Series X Purchase Agreement, on November 14, 2001 and December 10, 2001, the Company sold an aggregate of 6,000 shares and 4,000 shares, respectively, of Series X Preferred Stock to VantagePoint for total proceeds of $10,000,000, before direct issuance costs of

$189,128 (Note 9). Also, in accordance with the Series X Purchase Agreement, VantagePoint purchased an additional 10,000 shares of Series X Preferred Stock in a subsequent closing occurring on March 1, 2002 (Note 15). Prior to the sale of the Series X Preferred Stock, VantagePoint owned approximately 21,956,063 shares, or approximately 34%, of DSL.net's total outstanding common stock. The 20,000 shares of Series X Preferred Stock purchased by VantagePoint are convertible into approximately 111,111,111 shares of common stock. As a result, VantagePoint owns the equivalent of 133,067,174 shares of common stock. Two affiliates of VantagePoint, are members of DSL.net's Board of Directors.

On December 24, 2001, the Company, entered into a Series Y Preferred Stock Purchase Agreement (the "Series Y Purchase Agreement") with Columbia Capital Equity Partners III, L.P., Columbia Capital Equity Partners II, L.P., The Lafayette Investment Fund, L.P., Charles River Partnership X, A Limited Partnership and N.I.G.—Broadslate, Ltd. (collectively with their assigns, the "Series Y Investors") relating to the sale and purchase of up to an aggregate of 15,000 shares of mandatorily redeemable convertible Series Y Preferred Stock of the Company (the "Series Y Preferred Stock") at a purchase price of $1,000 per share. Subject to the terms and conditions of the Series Y Purchase Agreement, on December 28, 2001, the Company sold an aggregate of 6,469 shares of Series Y Preferred Stock to the Series Y Investors for an aggregate purchase price of $6,469,000, before direct issuance costs of $300,000. Pursuant to the Series Y Purchase Agreement, the Series Y Investors have committed to purchase 8,531 additional shares of Series Y Preferred Stock in a subsequent closing occurring after the Company has obtained the required stockholder approvals and satisfied certain other closing conditions. An affiliate of Columbia Capital became a member of our Board of Directors on December 28, 2001.

9. Mandatorily Redeemable Convertible Preferred Stock and Stockholders' Equity

Mandatorily Redeemable Convertible Preferred Stock

In January 1999, the Company issued 3,500,000 shares of convertible voting preferred stock designated as Series A Preferred Stock, together with warrants to purchase 3,500,000 shares of a prior Series B Preferred Stock (the "Warrants"), at an exercise price of $1.00 per share, for an aggregate of $3,500,000. A total of $1,155,000 of the related proceeds was allocated to the Warrants.

In January 1999, the holders of $225,000 of convertible notes converted $225,000 of the notes into 225,000 shares of Series A Preferred Stock. The remaining $125,000 of such convertible notes reduced the proceeds paid to the Company for the Series A Preferred Stock.

In April 1999, certain holders of the Series A Preferred Stock exchanged 3,500,000 shares of Series A Preferred Stock and the Warrants for 6,500,000 shares of Series B Preferred Stock. Cashless warrant exercises accounted for 2,525,070 of these 6,500,000 shares of Series B Preferred Stock. The exchange into the remaining 3,974,930 shares of Series B Preferred Stock, which was not contemplated in the original Series A Preferred Stock purchase agreement, afforded the holders an exchange rate of $0.57 per share, which was lower than the deemed fair market value of the preferred stock at the time of exchange of $3.59 per share and therefore was treated as a beneficial non-monetary exchange under APB Opinion No. 29, *"Accounting for Non-Monetary Transactions."* The difference between the carrying value of the Series A Preferred Stock, $2,272,000, and the deemed fair market value of the Series B Preferred Stock, $14,270,000, was included in the calculation of net loss per common share, although no assets of the Company were expended. The exchange reduced additional paid-in capital and increased the carrying value of the Series B Preferred Stock by approximately $11,998,000 for the year ended December 31, 1999. The exchange was given no other accounting treatment in the 1999 financial statements of the Company.

In April 1999, the Company issued 2,785,516 shares of convertible voting preferred stock designated as Series C Preferred Stock at $3.59 per share for net proceeds of $9,940,000. These shares were subsequently converted into 7,426,186 shares of common stock, representing a per share price of $1.35.

In May and June 1999, the Company issued 2,963,672 shares of convertible voting preferred stock designated as Series D Preferred Stock at $10.46 per share for net proceeds of $29,961,000. In July 1999, the Company received approximately $1,007,000 in connection with repayment of a note, including interest at 6.0%, from an officer in connection with the purchase of Series D Preferred stock in June 1999. These shares were subsequently converted into 7,901,150 shares of common stock, representing a per share price of $3.92.

In July 1999, the Company issued 939,086 shares of convertible voting preferred stock designated as Series E Preferred

Stock at $19.70 per share for net proceeds of approximately $18,468,000. These shares were subsequently converted into 2,503,603 shares of common stock, representing a per share price of $7.39.

The Series A, B, C, D, and E preferred stock automatically converted into shares of common stock upon the completion of the Company's initial public offering.

On November 14, 2001, the Company entered into the Series X Purchase Agreement with VantagePoint relating to the sale and purchase of up to an aggregate of 20,000 shares of mandatorily redeemable convertible Series X Preferred Stock of the Company at a purchase price of $1,000 per share. Pursuant to the Series X Purchase Agreement, on November 14, 2001 and December 10, 2001, the Company sold an aggregate of 6,000 shares and 4,000 shares, respectively, of Series X Preferred Stock to VantagePoint for total proceeds of $10,000,000, before direct issuance costs of $189,128. In accordance with the Series X Purchase Agreement, VantagePoint purchased an additional 10,000 shares of Series X Preferred Stock in a subsequent closing occurring on March 1, 2002 (Note 15).

The Series X Preferred Stockholders are entitled to receive cumulative dividends of 12% per year ($120.00 per share per annum) when and as declared by the Board of Directors. All such dividends shall accrue monthly and shall be payable in cash, except in the case of the conversion of the Series X Preferred Stock into common stock, in which case such dividends may be paid, at the sole option of the Company, in shares of common stock. The accrued but unpaid dividends are payable upon the earliest to occur of (i) the liquidation, dissolution, winding up or change in control (as described below) of the Company, (ii) the conversion of the Series X Preferred Stock into common stock and (iii) the redemption of the Series X Preferred Stock.

In the event of the liquidation, dissolution or winding up of the Company, the Series X Preferred Stockholders shall be entitled to $1,000 per share plus all unpaid accrued dividends (whether or not declared), on parity with holders of the Series Y Preferred Stock (discussed below). Remaining assets, if any, shall be distributed to the holders of Series X Preferred Stock, Series Y Preferred Stock, common stock and any other class or series of the Company's capital stock that is not limited to a fixed sum or percentage of assets, on a pro rata basis assuming full conversion into the Company's common stock of all Preferred Stock. Unless a majority of the holders of the then outstanding Series X Preferred Stock elect otherwise, (i) an acquisition, merger or consolidation which results in a majority ownership change or (ii) the sale of all or substantially all of the assets of the Company (i.e., a "change in control") shall be deemed to be a liquidation of the Company.

At the option of the Series X Preferred Stockholders, each share of Series X Preferred Stock may be converted at any time, into approximately 5,555.56 shares of common stock, which shall be adjusted for certain subsequent dilutive issuances and stock splits. Since the conversion option price was less than the market price of the Company's common stock on the date the Series X Purchase Agreement was signed ("the Series X commitment date"), the Company has recorded a Beneficial Conversion Feature ("BCF") by a reduction (discount) to Preferred Stock in accordance with the guidance under Emerging Issues Task Force ("EITF") 00-27. The BCF was determined using the intrinsic value method which is defined as the "accounting conversion price" less the quoted market price of the common stock on the Series X commitment date multiplied by the number of common shares into which the Preferred Stock converts; however, the BCF recognized was limited to the net proceeds received from the issuance of the Series X Convertible Preferred Stock. The BCF is accreted from each Preferred Stock issue date to the earliest redemption date of January 1, 2005.

If conversion occurs before the BCF is fully accreted, a charge will be required for the unamortized BCF. The accreted BCF is included in the calculation of net loss applicable to common stockholders.

The Series X Preferred Stock shall automatically convert into common stock upon the close of business on the date on which the closing sale price of the Company's common stock on The Nasdaq Stock Market® has exceeded $2.00 per share (as adjusted for any stock splits, stock dividends, recapitalizations or the like) for a period of 45 consecutive trading days beginning after May 13, 2002. In connection with the Series Y Preferred Stock Purchase Agreement (described below), the Company and the Series X holders have agreed to increase the Series X automatic conversion price from $2.00 to $2.50, subject to stockholder approval at the Company's 2002 annual meeting of stockholders.The Series X Preferred Stock has voting rights similar to common stock based on the number of shares into which such Series X Preferred Stock is initially convertible. So long as at least 50% of the Series X Preferred Stock issued pursuant to the Series X Purchase Agreement remains outstanding, the Series X Preferred holders shall have the right to elect a majority of the members of the Company's Board of Directors. In addition, so long as at least 25% of the Series X Preferred Stock issued pursuant to the Series X Purchase Agreement remains outstanding, the Series X Preferred Stockholders shall have the right to vote as a separate class with respect to the approval of (i) the authorization or issuance, or obligation to issue, any equity-related security having rights, preferences or privileges on parity with, or senior to the Series X Preferred Stock, (ii) any alteration or change to the rights, preferences or privileges of the Series X Preferred Stock or (iii) any reclassification of the Series X Preferred Stock. In connection with the Series Y Preferred Stock Purchase Agreement (described below), the Company and the Series X holders have agreed, subject to stockholder approval at the Company's 2002 annual meeting of stockholders, to limit to the period ending June 28, 2002, the requirement that the Company obtain the consent of the holders of at least a majority of the then outstanding Series X Preferred Stock to authorize or issue, or obligate itself to issue, equity-related securities having rights, preferences or privileges on parity with the Series X Preferred Stock.

The Series X Preferred Stock is redeemable, on parity with the Series Y Preferred Stock, at the option of the holders of a majority of the then outstanding shares of Series X Preferred Stock at any time on or after January 1, 2005 at a price equal to $1,000 per share plus all unpaid accrued dividends (whether or not declared).

On December 24, 2001, the Company, entered into the Series Y Purchase Agreement with, the Series Y Investors relating to the sale and purchase of up to an aggregate of 15,000 shares of mandatorily redeemable convertible Series Y Preferred Stock of the Company at a purchase price of $1,000 per share. Subject to the terms and conditions of the Series Y Purchase Agreement, on December 28, 2001, the Company sold an aggregate of 6,469 shares of Series Y Preferred Stock to the Series Y Investors for an aggregate purchase price of $6,469,000, before direct issuance costs of $300,000. Pursuant to the Series Y Purchase Agreement, the Series Y Investors have committed to purchase 8,531 additional shares of Series Y Preferred Stock in a subsequent closing occurring after the Company has obtained the required stockholder approvals and satisfied certain other closing conditions.

In addition, on December 28, 2001, the Company issued promissory notes to the Series Y Investors in the aggregate principal amount of $3,531,000 in exchange for proceeds of $3,531,000 (Note 6). The promissory notes provide for an annual interest rate of 12%. By their terms, the promissory notes will be repaid from the proceeds of the sale of additional shares of Series Y Preferred Stock received at the subsequent closing, and all interest on the principal repaid at the subsequent closings will be forgiven. In the event that all of the Series Y Preferred Stock has not been sold by June 30, 2002, other than as a result of a breach of certain obligations by any of the Series Y Investors, the entire principal and accrued interest then outstanding under the promissory notes shall be due and payable on July 1, 2002.

The holders of Series Y Preferred Stock are entitled to receive cumulative dividends of 12% per year ($120.00 per share per annum) when and as declared by the Company's board of directors. All such dividends accrue monthly and are payable in cash, except in the case of the conversion of the Series Y Preferred Stock into common stock, dividends may be paid, at the sole option of the Company, in shares of common stock. Notwithstanding the foregoing, accrued but unpaid dividends are payable upon the earliest to occur of (i) the liquidation, dissolution, winding up or change of control (as described below) of the Company, (ii) the conversion of the Series Y Preferred Stock into common stock and (iii) the redemption of the Series Y Preferred Stock.

In the event of the liquidation, dissolution or winding up of the Company, the holders of Series Y Preferred Stock are entitled to receive $1,000 per share plus all unpaid accrued dividends (whether or not declared) in parity with the holders of the Company's Series X Preferred Stock. Remaining assets, if any, shall be distributed to the holders of Series X Preferred Stock, Series Y Preferred Stock, common stock and any other class or series of the Company's capital stock that is not limited to a fixed sum or percentage of assets on a pro rata basis, assuming full conversion into the Company's common stock of all Preferred Stock. Unless a majority of the holders of the then outstanding Series Y Preferred Stock elect otherwise, (i) an acquisition, merger or consolidation of the Company which results in a majority ownership change or (ii) the sale of all or substantially all of the assets of the Company (i.e., a "change in control") shall be deemed to be a liquidation of the Company.

On or after the date on which the Company's certificate of incorporation is amended to increase the number of authorized shares of common stock to at least 250,000,000, at the option of the Series Y Preferred Stockholders, each share of Series Y Preferred Stock may be converted into 2,000 shares of common stock, subject to adjustment for certain subsequent dilutive issuances and stock splits. Since the conversion option price was less than the market price of the Company's common stock on the date the Series Y Purchase Agreement was signed, the Company has recorded a reduction (discount) to the Preferred Stock and an offset to Additional Paid-in Capital and applied the same accounting treatment as described above for the Series X Preferred Stock.

The Series Y Preferred Stock automatically converts into common stock upon the close of business on the date on which the closing sale price of the common stock on The Nasdaq Stock Market has exceeded $2.50 per share (as adjusted for any stock splits, stock dividends, recapitalizations or the like) for a period of 45 consecutive days commencing on or after June 26, 2002.

Each share of Series Y Preferred Stock has the right to 978.5 votes and, except as otherwise provided in the Company's certificate of incorporation or required by law, votes together with all other classes and series of capital stock of the Company as a single class on all actions to be taken by all holders of the Company's stock. So long as at least 25% of the Series Y Preferred Stock issued pursuant to the Series Y Purchase Agreement remains outstanding, the Series Y Preferred Stockholders have the right to vote as a separate class with respect to the approval of (i) the authorization or issuance, or obligation to issue, any equity-related security having rights, preferences or privileges senior to or, during the six-month period commencing December 28, 2001, on parity with, the Series Y Preferred Stock, (ii) any alteration or change to the rights, preferences or privileges of the Series Y Preferred Stock or (iii) any reclassification of the Series Y Preferred Stock.

The Series Y Preferred Stock is redeemable, on parity with the Series X Preferred Stock and any other class or series of the Company's capital stock entitled to redemption that is on parity with the Series X Preferred Stock, at the option of a majority of the holders of the then outstanding shares of Series Y Preferred Stock at any time on or after January 1, 2005, at a price equal to $1,000 per share plus all unpaid accrued dividends (whether or not declared).

In connection with the Series Y Purchase Agreement, the holders of the Series Y Preferred Stock and the Series X Preferred Stock entered into voting agreements which obligate them to vote in favor of the required transactions contemplated by the Series Y Purchase Agreement and related matters. In addition, a stockholders agreement among the Company, the holders of the Series X Preferred Stock and the holders of the Series Y Preferred Stock provides for rights relating to election of directors, the registration of the Company's common stock issuable upon conversion of the Series X and Series Y Preferred Stock and certain protective provisions.

The Series X and Series Y Preferred Stock activity is summarized as follows:

	Mandatorily Redeemable Convertible Preferred Stock			
	Series X		Series Y	
	Shares	Amount	Shares	Amount
Balance December 31, 2000	—	$ —	—	$ —
Issuance of shares	10,000	10,000,000	6,469	6,469,000
Issuance costs		(189,128)		(300,000)
Discount on Series X and Y Preferred Stock resulting from a beneficial conversion feature, net of issuance costs		(9,810,872)		(6,169,000)
Accrued dividends on Series X and Y Preferred Stock		115,233		6,380
Accretion of beneficial conversion feature of Series X and Y Preferred Stock		320,697		27,976
Balance December 31, 2001	**10,000**	**$ 435,930**	**6,469**	**$ 34,356**

Common Stock Transactions

In January 1999, the Company's Board of Directors declared a stock split of 1,909.09 shares for every outstanding common share. The accompanying financial statements have been restated to reflect this stock split. In conjunction with this split and the sale of Series A Preferred Stock described below, certain employment tenure and performance criteria were required of management in order to fully vest in a portion of their founders' shares. The value attributed to these 14,857,397 non-vested shares is reflected in deferred compensation of approximately $3,734,000.

In March 1999, the Company issued 436,256 shares of common stock to an executive officer of the Company, adjusted for stock splits. Compensation expense of $602,587 has been recognized related to this issuance.

In April 1999, the Company's founding shareholders surrendered 3,102,256 shares of common stock. Such stock was previously made subject to certain employment tenure and performance vesting criteria. In exchange, the vesting criteria on other restricted common stock owned by the founders was removed. This share surrender and acceleration of vesting resulted in a compensation charge of approximately $1,200,000 in the second quarter of 1999 and eliminated approximately $780,000, or $0.25 per share, from deferred compensation.

In May 1999, the Company declared a 2:1 stock split of its common stock. The accompanying financial statements have been restated to reflect this stock split.

In July 1999, the Company declared a 0.333:1 stock dividend on its common stock. The accompanying financial statements have been restated to reflect this stock dividend.

On October 12, 1999, the Company completed its initial public offering of 7,200,000 shares of common stock resulting in net proceeds to the Company of approximately $48.5 million. In addition, the underwriters exercised their over-allotment option for 1,026,000 shares, resulting in additional net proceeds to the Company of approximately $7.2 million on November 8, 1999.

In conjunction with the closing of the Company's initial public offering on October 12, 1999, all outstanding Series A, B, C, D and E preferred stock was converted into 35,909,761 shares of common stock.

In March 2000, the Company completed a public offering of 5,750,000 shares of common stock, including the exercise of the underwriters' over-allotment option, at an offering price of $26.00 per share. Net proceeds to the Company from this offering were approximately $141,273,000, after deducting underwriting discounts and commissions and offering expenses payable by the Company.

In the first quarter of 2000, the Company recorded non-cash compensation expense of $870,000 relating to the vesting of stock options held by members of the Company's former advisory board. The advisory board was dissolved in the first quarter of 2000 and, as a result, all unvested stock options held by such members were cancelled and the unamortized deferred compensation balance of $4,163,000, related to unvested stock options held by advisory board members was reclassified against additional paid-in capital. The 85,604 vested options held by members of the Company's former advisory board were exercised during the second quarter of 2000.

The Company's remaining unamortized deferred compensation balance of approximately $1,668,000 as of December 31 2001, relating to stock options and restricted stock held by employees and directors, is being amortized over the respective remaining vesting periods.

In conjunction with the Company's acquisition of VISI, (Note 4), the Company issued purchase consideration that included 286,392 shares of common stock having a value of $2,315,000 at the time of the acquisition. The Company also assumed all of the then outstanding options issued under the VISI 1997 and 1999 Stock Option Plans, which became fully vested options to purchase an aggregate of 898,926 shares of common stock. The Company will grant no additional options under the VISI stock option plans. The VISI options were valued at $6,654,000 at the time of the acquisition.

In January 2001, the Company exercised its repurchase right for 1,288,566 shares of common stock at $.001875 per share, representing the remaining unvested shares from one of the Company's founding shareholders who had terminated his employment. The shares were subsequently cancelled and $323,832, or $0.2513 per share, was reclassified from deferred compensation to additional paid-in capital and common stock.

In July 2001, the Company exercised its repurchase right for 249,937 shares of common stock at $.001875 per share, representing the remaining unvested shares from one of the Company's founding shareholders who had terminated his employment. The shares were subsequently cancelled and $62,809, or $0.2513 per share, was reclassified from deferred compensation to additional paid-in capital and common stock.

Common Stock Reserved

The Company has reserved shares of common stock as follows:

	December 31,	
	2000	2001
1999 Stock Plan	10,835,329	10,473,563
2001 Stock Plan	—	4,000,000
VISI Stock Option Plans	836,441	679,615
1999 Employee Stock Purchase Plan	270,259	244,876
Stock warrants	83,314	83,314
Series X redeemable convertible preferred stock	—	55,555,556
	12,025,343	71,036,924

Stock Warrants

On May 8, 2000, 111,242 stock purchase warrants, which were issued in conjunction with a lease transaction, were exercised in a cashless exercise pursuant to the terms of the warrants, resulting in a net issuance of 102,737 shares of common stock.

At December 31, 2000 and 2001, the Company had outstanding stock purchase warrants to purchase 83,314 shares of common stock.

10. Income Taxes

Due to the Company's net operating loss position, no provision for income taxes has been recorded for the years ended December 31, 1999, 2000 and 2001, respectively.

The Company's deferred tax assets and liabilities were comprised of the following:

	December 31,		
	1999	2000	2001
Net operating loss carryforwards	$ 7,462,759	$ 46,351,085	$ 87,891,278
Other	554,756	3,381,268	6,801,788
Gross deferred tax assets	8,017,515	49,732,353	94,693,066
Depreciation	656,033	2,164,719	1,329,434
Other	—	527,713	566,102
Gross deferred tax liabilities	656,033	2,692,432	1,895,536
Net deferred tax assets	7,361,482	47,039,921	92,797,530
Valuation allowance	(7,361,482)	(47,039,921)	(92,797,530)
Net deferred taxes	$ —	$ —	$ —

The Company has provided a full valuation allowance against the net deferred tax asset, because management does not believe it is more likely than not that this asset will be realized. If the Company achieves profitability, the net deferred tax assets may be available to offset future income tax liabilities.

At December 31, 2001, the Company had $6,801,788 deferred tax assets classified as "other" in the table above. The principal components of this asset are book to tax basis differences arising from the amortization of intangibles, the recognition of bad debt and other accrued liabilities.

At December 31, 2000 and 2001, the Company had approximately $115 million and $218 million of federal and state net operating loss carryforwards, respectively. Of this amount, approximately $2.5 million relates to stock-based compensation deductions which, when realized will be credited to additional paid-in-capital rather than a reduction to the income tax provision. The state and federal net operating loss carryforwards begin to expire in 2004 and 2019, respectively.

Pursuant to Internal Revenue Code Section 382, certain substantial ownership changes may result in an annual limitation on the amount of net operating loss carryforwards that may be utilized to offset future income taxes. The Company is currently assessing the potential impact resulting from the Series X and Series Y Preferred Stock transactions (Note 9).

The provision for (benefit from) income taxes reconciles to the statutory federal tax rate as follows:

	December 31,		
	1999	2000	2001
Statutory federal tax rate	(34.00)%	(34.00)%	(34.00)%
State income tax, net of federal benefit	(6.27)	(6.00)	(6.09)
Permanent differences	7.29	1.50	0.94
Other	4.46	—	—
Deferred tax asset valuation allowance	28.52	38.50	39.15
Effective federal tax rate	—%	—%	—%

11. Incentive Stock Award Plans

Employee Stock Option Plan

In February 1999, the Company's Board of Directors adopted the 1999 Stock Plan under which employees, officers, directors, advisors and consultants can be granted incentive stock options, non-qualified stock options, stock appreciation rights, and stock awards. A total of 12,364,200 shares of common stock have been authorized under the 1999 Stock Plan.

In November 2001, the Company's Board of Directors adopted the 2001 Stock Option and Incentive Plan (the "2001 Stock Plan") under which non-officer employees, certain new officers, advisors and consultants can be granted non-qualified stock options, stock appreciation rights, and stock awards. A total of 4,000,000 shares of common stock have been authorized under the 2001 Stock Plan.

Options granted to employees under the 1999 Stock Plan and the 2001 Stock Plan, generally vest, at the discretion of the Board of Directors, either at (i) 25% after one year, then ratably over the next thirty-six months or (ii) 16% after six months and a day, then ratably over the next thirty months. Once vested, the options under both plans are exercisable for ten years from the date of grant.

In conjunction with the acquisition of VISI, the Company also assumed all of the then outstanding options issued under the VISI 1997 and 1999 Stock Option Plans (together with the 1999 Stock Plan and the 2001 Stock Plan, "the Plans"), which became fully vested options to purchase an aggregate of 898,926 shares of common stock. No additional options will be granted by the Company under the VISI stock option plans. The VISI options were valued at $6,654,000 at the time of the acquisition.

A summary of activity under the Plans as of December 31, 1999, 2000 and 2001 is as follows:

		Weighted Average	
	Number of Shares	Fair Value	Exercise Price
Outstanding at inception	—	$ —	$ —
Granted	7,692,879	$3.59	$2.01
Exercised	(116,635)		$0.04
Cancelled	(1,701,942)		$1.09
Outstanding at December 31, 1999	5,874,302		
Granted	6,142,293	$5.49	$8.31
VISI assumed	898,926		$2.18
Exercised	(1,451,751)		$0.59
Cancelled	(4,145,158)		$8.66
Outstanding at December 31, 2000	7,318,612		
Granted	9,204,150	$0.68	$0.83
Exercised	(361,774)		$0.05
Cancelled	(2,283,594)		$6.17
Outstanding at December 31, 2001	**13,877,394**		

The following summarizes the outstanding and exercisable options under the Plans as of December 31, 1999, 2000 and 2001:

		Options Outstanding		Options Exercisable	
Exercise Price	Number Outstanding	Weighted Avg. Remaining Life (in years)	Weighted Avg. Exercise Price	Number Exercisable	Weighted Avg. Exercise Price
12/31/99					
$ 0.04– 0.07	2,383,741	9.2	$ 0.05	96,086	$ 0.04
$ 0.39– 0.53	2,127,484	9.4	$ 0.47	—	$ —
$ 5.00– 9.85	1,166,077	9.7	$ 7.73	—	$ —
$16.50–18.75	197,000	9.9	$17.81	—	$ —
	5,874,302		$ 2.32	96,086	$ 0.04
12/31/00					
$ 0.04– 2.53	2,787,663	8.1	$ 0.66	1,425,012	$ 0.81
$ 2.72– 5.00	2,712,289	9.7	$ 3.19	306,039	$ 2.99
$ 6.31– 9.85	1,020,128	9.1	$ 7.04	140,002	$ 7.63
$10.63–14.88	584,283	8.9	$12.53	25,000	$10.63
$16.50–18.75	17,250	8.9	$17.28	4,783	$17.26
$20.94–25.94	196,999	2.2	$22.78	149,999	$22.75
	7,318,612		$ 4.07	2,050,835	$ 3.36
12/31/01					
$ 0.04– 2.59	10,902,144	9.3	$ 0.79	1,944,923	$ 0.79
$ 2.59– 5.19	2,027,736	8.4	$ 3.07	805,236	$ 3.11
$ 5.19– 7.78	571,612	7.5	$ 6.93	341,058	$ 7.08
$ 7.78–10.37	88,290	7.3	$ 8.45	86,892	$ 8.44
$10.37–12.97	171,100	5.2	$11.94	110,157	$11.94
$12.97–15.56	96,287	7.2	$14.63	51,658	$14.63
$15.56–25.94	20,225	6.7	$20.96	11,665	$21.53
	13,877,394		$ 1.69	3,351,589	$ 2.84

If compensation expenses had been recognized based on the fair value of the options at their grant date, in accordance with SFAS No. 123, the results of operations for the years ended December 31, 1999, 2000 and 2001 would have been as follows:

	Years Ended December 31,		
	1999	2000	2001
Net loss:			
As reported	$(21,988,313)	$(105,763,148)	$(115,453,682)
Pro forma under SFAS No. 123	$(22,426,281)	$(110,231,819)	$(118,930,730)
Net loss applicable to common stockholders:			
As reported	$(33,986,313)	$(105,763,148)	$(115,923,968)
Pro forma under SFAS No. 123	$(34,424,281)	$(110,231,819)	$(119,401,016)
Basic and diluted net loss per common share:			
As reported	$ (2.05)	$ (1.75)	$ (1.81)
Pro forma under SFAS No. 123	$ (2.08)	$ (1.82)	$ (1.87)

The estimated fair value at date of grant for options granted for the year ended December 31, 1999 ranged from $0.23 to $16.27 per share, and for the year ended December 31, 2000, ranged from $0.75 to $17.19 per share, and for the year ended December 31, 2001, ranged from $0.15 to $1.58 per share. The minimum value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions:

	December 31,		
	1999	2000	2001
Risk free interest rate	4.88%–6.09%	5.26%–6.72%	4.70%–5.48%
Expected dividend yield	None	None	None
Expected life of option	10 years	5 years	3 years
Expected volatility	.0001%–84.52%	75.00%	151.65%

As additional options are expected to be granted in future years, and the options vest over several years, the above pro forma results are not necessarily indicative of future pro forma results.

During the year ended December 31, 1999, deferred compensation of approximately $13,929,000 was attributed to the common stock options and restricted stock granted with an exercise price below estimated fair value. Deferred compensation is recognized to compensation expense generally over the four-year vesting period. Unvested options for terminated employees are cancelled and the value of such options are recorded as a reduction of deferred compensation with an offset to additional-paid-in-capital. Stock compensation expense totaled approximately $4,123,000, $3,192,000 and $1,202,000 for the years ended December 31, 1999, 2000 and 2001, respectively.

Employee Stock Purchase Plan

The Company's 1999 Employee Stock Purchase Plan (the "Purchase Plan") was adopted by the Board of Directors in September 1999. The Purchase Plan authorized the issuance of up to a total of 300,000 shares of Common Stock to participating employees.

All employees of the Company and all employees of any participating subsidiaries whose customary employment is more than 20 hours per week and more than three months in any calendar year are eligible to participate in the Purchase Plan. Under the terms of the Purchase Plan, the price per share paid by each participant on the last day of the offering period (as defined therein) is an amount equal to 85% of the fair market value of the Common Stock on either the first day or the last day of the offering period, whichever is lower. Each employee participating in the plan may purchase a maximum of 500 shares during each six-month offering period. The Purchase Plan terminates on December 31, 2009 or such earlier date as the Board of Directors determines. The Purchase Plan will terminate in any case when all or substantially all of the unissued shares of stock reserved for the purposes of the Purchase Plan have been purchased. Upon termination of the Purchase Plan all amounts in the accounts of participating employees will be promptly refunded.

The first offering period of the Purchase Plan began on October 6, 1999 and ended on February 29, 2000. The Company issued a total of 29,741 and 25,383 shares of common stock under the plan during the years ended December 31, 2000 and 2001, respectively.

12. Employee Savings Plan 401(k)

On April 1, 2000, the Company started a 401(k) savings plan under which it matches employee contributions at 50% up to the first 4% of their contribution. Employees may elect to participate in the plan bi-annually on the enrollment dates provided they have been employees for at least ninety days. Employees participating in the plan may chose from a portfolio of investments, with the Company's match having the same investment distribution as the employees' election. The Company's contribution to the 401(k) plan during the years ended December 31, 2000 and 2001 was $219,459 and $189,691, respectively.

13. Accrued Liabilities

Accrued liabilities included the following:

	December 31,	
	2000	2001
Due to sellers	$ 4,033,658	$ 272,333
Taxes payable—other than income taxes	3,233,353	2,388,865
Accrued telecommunication expenses	2,030,000	1,958,470
Other accrued liabilities	4,859,457	5,015,759
Total	$14,156,468	$9,635,427

14. Restructuring and Impairments

In December 2000, the Company initiated a new business plan strategy designed to conserve its capital, reduce its losses and extend its cash resources. This strategy included the following actions: 1) further network expansion was curtailed; 2) network connections to certain central offices were suspended; 3) certain facilities were vacated and consolidated; 4) operating expenses were reduced; and 5) headcount was reduced by approximately 140 employees. These actions resulted in a restructuring charge of approximately $3,542,000.

In March 2001, the Company re-evaluated its restructuring reserve and booked an increase in the reserve of approximately $831,000, which was primarily related to delays in subleasing its vacated facilities and additional costs pertaining to its suspended central offices.

In June 2001, due to the lack of liquidity in the financial markets, the Company further re-evaluated its business plans and determined that additional actions were necessary to further reduce its operating losses, cash burn rate and total funding requirements. These actions included: 1) further reductions in operating expenses; 2) closure of approximately 100 non-active and 250 active central offices; and 3) an additional reduction-in-force of approximately 90 employees. These actions resulted in additional restructuring charges approximating $32,503,000. Included in this amount were: 1) approximately $272,000 relating to severance expenses for the 90 employees; 2) approximately $26,079,000 for the costs associated with the Company's decision to close certain central offices, which includes approximately $2,545,000 relating to termination and equipment removal fees and approximately $23,534,000 in write-off of fixed assets; 3) approximately $1,641,000 for additional estimated costs resulting from delays and expected losses in subleasing vacated office space located in Santa Cruz, California, Atlanta, Georgia, Milford, Connecticut, and Chantilly, Virginia; 4) $1,356,000 for write-down of additional equipment no longer in use; and 5) $3,155,000 for impairments of goodwill. The goodwill impairment analysis was accomplished by comparing the carrying value of the assets with the expected future net cash flows generated over the remaining useful life of the assets. Since the carrying value was more than the expected future net cash flows, the goodwill was reduced to the net present value of the expected future net cash flows. Of this amount, $2,124,000 related to a reduction in the goodwill for the Company's acquisition of Tycho and $1,031,000 related to a reduction in the goodwill for the Company's acquisition of certain assets of Trusted Net. These reductions in goodwill resulted in decreases in monthly amortization expense from approximately $56,800 to approximately $5,000 for Tycho, and from approximately $43,500 to approximately $20,600 for Trusted Net.

During the third quarter 2001, due to limited available financing for the Company's operations and other factors, the Company again re-evaluated its business plans and determined that additional actions were necessary to further reduce its operating losses, cash burn rate and total funding requirements. These actions included: 1) further reductions in operating expenses; 2) closure of the Tycho and Trusted Net facilities in Santa Cruz, California and Marietta, Georgia, respectively; and 3) decision not to install equipment in 100 new central offices. These actions resulted in additional restructuring and impairment charges approximating $4,748,000. Included in this amount are increases of: 1) approximately $4,451,000 relating to the write-off of equipment; 2) approximately $376,000 for additional estimated costs relating to the delays and losses in subleasing vacated office space located in Santa Cruz, California and Milford, Connecticut; 3) approximately $246,000 in additional costs for equipment removal fees associated with the Company's previous decision to close certain central offices; and 4) approximately $800,000 for impairments of goodwill. These increases in the restructuring reserve were partially offset by a reduction of approximately $1,125,000 in previously reserved amounts relating to estimated termination fees associated with the Company's previous decision to close certain central offices, as the Company was successful in negotiating significantly reduced fees at many of the closed central office locations. The goodwill impairment analysis was accomplished by comparing the carrying value of the assets with the expected future net cash flows generated over the remaining useful life of the assets. As a result of this analysis, expected future net cash flows were determined to be insignificant and, as the carrying value was more than these expected future net cash flows, the balance of goodwill was written off. Of this amount, approximately $170,000 related to a reduction in the goodwill for the Company's acquisition of Tycho and approximately $630,000 related to a reduction in the goodwill for the Company's acquisition of certain assets of Trusted Net.

During the fourth quarter 2001, the Company again re-evaluated its business plans and determined that additional actions were necessary to further reduce its operating losses and cash burn rate. These actions included an additional reduction-in-force of approximately 84 employees. These actions resulted in additional restructuring and impairment charges approximating $511,000. Included in this amount are increases of: 1) approximately $164,000 relating to severance expenses for the 84 employees; and 2) approximately $500,000 for impairments of long-term investments. These increases in the restructuring reserve were partially offset by a reduction of approximately $153,000 in previously reserved amounts relating to the write-down of fixed assets associated with the Company's previous decision to close certain central offices. Additionally, during the fourth quarter of 2001, the Company reallocated amounts previously reserved for equipment removal to termination fees, as the Company was successful in negotiating reduced fees for equipment removal at many of the closed central office locations.

The long-term investment impairment analysis was accomplished by comparing the carrying value of the investments with the expected future net cash flows generated over the remaining useful life of the investments.

The following table summarizes the additions and charges to the restructuring reserve from December 2000 through December 2001, and the remaining reserve balances at December 31, 2001:

(dollars in thousands)	Severance	Facility Leases	Central Office Term. Fees	Central Office Equip. Removal	Fixed Asset Write-Off	Impairment of Goodwill	Impairment of Long-term Investment	Total
Additions to the reserve, Dec. 2000	$ 448	$ 1,078	$ 600	$ —	$ 1,416	$ —	$ —	$ 3,542
Charges to the reserve	(362)				(1,416)			(1,778)
Reserve balance at Dec. 31, 2000	86	1,078	600	—	—	—	—	1,764
Additions to the reserve	436	2,408	215	1,451	29,628	3,955	500	38,593
Charges to the reserve	(522)	(2,290)	(500)	(1,451)	(29,628)	(3,955)	(500)	(38,846)
Reserve balance at Dec. 31, 2001	$ —	$ 1,196	$ 315	$ —	$ —	$ —	$ —	$ 1,511

The restructuring reserve charges during the year ended December 31, 2000, of approximately $3,542,000 included approximately $2,263,000, in network and operations expenses, $161,000 in sales and marketing expenses and approximately $1,118,000 in general and administrative expenses on the consolidated statements of operations. At December 31, 2000, approximately $362,000 of severance costs and approximately $1,416,000 of capitalized collocation application fees had been charged against the restructuring reserves. The remaining reserve balance of approximately $1,764,000 is included in the Company's accrued liabilities at December 31, 2000.

The restructuring reserve charges for the year ended December 31, 2001 included approximately $31,528,000 in network and operations expenses, approximately $6,998,000 in general and administrative expenses, and approximately $67,000 in sales and marketing expenses on the consolidated statements of operations. The remaining reserve balance of approximately $1,511,000 is included in the Company's accrued liabilities at December 31, 2001.

15. Subsequent Events

In January 2002, the Company entered into an Asset Purchase Agreement (the "Asset Purchase Agreement") with Broadslate Networks, Inc. ("Broadslate") for the purchase of up to approximately 1,100 business broadband customer accounts and certain other assets, including accounts receivables related to the acquired customer accounts, for $800,000, subject to certain adjustments. The Asset Purchase Agreement provides for an initial cash payment of $650,000, with a $150,000 "holdback" amount retained by the Company, to be paid to Broadslate after a transition period, subject to certain adjustments, as provided for in the Asset Purchase Agreement. Certain of the Company's stockholders, including investment funds affiliated with Columbia Capital, in the aggregate own in excess of 10% of the capital stock of

Broadslate. An affiliate of Columbia Capital and a member of our Board of Directors was a director of Broadslate until February 2002.

On January 23, 2002, the Company amended its long-term purchase commitment with AT&T for data transport services. The amendment reduced the Company's minimum purchase commitment to $1,100,000 for the contract year ending in November 2002 and $987,000 for the contract year ending in October 2003. The Company also has a commitment to purchase $17,600 per month of certain additional network capacity from AT&T throughout the commitment period (Note 7).

In February 2002, the Company negotiated a termination of its obligations under its lease for vacated office space located in Milford, CT. The Company had recorded anticipated losses related to these vacated premises as part of its restructuring charges during the year ended December 31, 2001. Consequently, no additional costs related to this lease will be incurred during the year ended December 31, 2002 (Note 14).

On March 1, 2002, the Company issued 10,000 shares of Series X Preferred Stock to VantagePoint for proceeds of $1,000 per share, or an aggregate of $10 million, in accordance with the provisions of the Series X Purchase Agreement. With the completion of this Series X Preferred Stock transaction, the Series Y Investors are contractually committed to purchase an additional 8,531 shares of Series Y Preferred Stock at $1,000 per share, for an aggregate purchase price of $8,531,000, subject to stockholder approval and certain other conditions. In accordance with the Series Y Purchase Agreement the Company will use $3,531,000 of the proceeds from such Series Y issuance to repay certain promissory notes, resulting in additional net proceeds of $5,000,000 (Note 9).

16. Selected Unaudited Quarterly Financial Data

The following table depicts selected quarterly unaudited financial data for the years ended December 31, 1999, 2000 and 2001.

	Net Revenue	Operating Loss	Net Loss	Preferred Stock Exchange, Dividends and Accretion	Net Loss Applicable to Common Stockholders	Net Loss Per Share, Basic and Diluted
Q1 1999	$ 48,188	$ (1,693,088)	$ (1,686,614)	$ —	$ (1,686,614)	(0.51)
Q2 1999	135,985	(5,011,774)	(4,810,633)	(11,998,000)	(16,808,633)	(2.45)
Q3 1999	317,492	(6,236,669)	(5,621,484)	—	(5,621,484)	(0.66)
Q4 1999	810,881	(10,929,861)	(9,869,582)	—	(9,869,582)	(0.21)
Q1 2000	1,404,130	(19,851,278)	(18,338,284)	—	(18,338,284)	(0.33)
Q2 2000	3,505,866	(29,668,566)	(27,286,633)	—	(27,286,633)	(0.45)
Q3 2000	5,763,729	(31,563,809)	(30,231,355)	—	(30,231,355)	(0.48)
Q4 2000	7,115,685	(31,400,032)	(29,906,876)	—	(29,906,876)	(0.47)
Q1 2001	8,822,319	(27,153,299)	(26,626,674)	—	(26,626,674)	(0.42)
Q2 2001	10,347,878	(56,269,983)	(56,168,995)	—	(56,168,995)	(0.88)
Q3 2001	11,724,199	(21,897,516)	(21,911,744)	—	(21,911,744)	(0.34)
Q4 2001	$11,075,015	$(10,574,483)	$(10,746,269)	$ (470,286)	$(11,216,555)	(0.17)

The 2000 quarterly revenue has been restated to reflect the impact of SAB No. 101 (Note 2).

To the Board of Directors and Stockholders of DSL.net, Inc.:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of changes in stockholders' equity and of cash flows present fairly, in all material respects, the financial position of DSL.net, Inc. and its subsidiaries at December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Stamford, Connecticut
February 26, 2002, except for the paragraph in Note 15, as to which the date is March 1, 2002.

EXECUTIVE OFFICERS

David F. Struwas
Chairman of the Board and Chief Executive Officer

Keith Markley
President and Chief Operating Officer

Robert J. DeSantis
Chief Financial Officer

Raymond C. Allieri
Sr. Vice President, Sales and Marketing

John M. Jaser
Vice President, Technology

Walter R. Keisch
Vice President, Finance

Stephen Zamansky
Vice President and General Counsel

BOARD OF DIRECTORS

David F. Struwas
Chairman of the Board and Chief Executive Officer—DSL.net, Inc.

Robert G. Gilbertson
Chairman of the Board—Network Computing Devices, Inc.

Harry F. Hopper, III
Managing Member—Columbia Capital LLC

Paul J. Keeler
Private Consultant

William J. Marshall
Partner—VantagePoint Venture Partners

James D. Marver
Managing Partner—VantagePoint Venture Partners

William Seifert
General Partner—Prism Venture Partners

Paul K. Sun
Chairman, Chief Executive Officer and President—Motia, Inc.

STOCKHOLDER INFORMATION

Corporate Headquarters

DSL.net, Inc.
545 Long Wharf Drive
5th Floor
New Haven, CT 06511
(203) 772-1000

Independent Accountants

PricewaterhouseCoopers LLP
300 Atlantic Street
Stamford, CT 06901

Stock Transfer Agent and Registrar

American Stock Transfer & Trust Company
59 Maiden Lane
New York, NY 10038
(800) 937-5449

Stock Listing

DSL.net's Common Stock trades on the Nasdaq National Market® under the symbol DSLN.

Stockholder Inquiries

Information about DSL.net, Inc. and its subsidiaries, including copies of Annual Reports, Form 10-K and 10-Q documents and other available financial information is available without charge. Please contact in writing:

DSL.net, Inc. Investor Relations
545 Long Wharf Drive, 5th Floor
New Haven, CT 06511

Annual Meeting

DSL.net, Inc.'s annual meeting of stockholders will be held on Wednesday, May 29, 2002 at 10:00 A.M., Eastern Time, at the Trumbull Marriott Hotel, 180 Hawley Lane, Trumbull, CT 06611.

COMMON STOCK PRICE AND DIVIDEND POLICY

As of March 18, 2002, there were approximately 551 holders of record of DSL.net's common stock. DSL.net's common stock is listed for quotation on the Nasdaq National Market under the symbol **DSLN**.

The range of high and low sales prices per share of DSL.net's common stock as reported on the Nasdaq National Market for the last two fiscal years are shown below.

Quarter Ended	High	Low
March 31, 2000	$32.563	$14.000
June 30, 2000	$22.250	$ 6.125
September 30, 2000	$10.375	$ 2.406
December 31, 2000	$ 3.500	$ 0.469
March 31, 2001	$ 4.000	$ 0.530
June 30, 2001	$ 1.690	$ 0.625
September 30, 2001	$ 1.020	$ 0.140
December 31, 2001	$ 1.490	$ 0.150

DSL.net has never declared or paid any cash dividends on its common stock and currently intends to retain any future earnings for the future operation and expansion of its business. In addition, prior to and in preference to any declaration or payment of any cash dividends on its common stock, the holders of DSL.net's Series X and Series Y preferred stock are entitled to receive cumulative dividends of $120.00 per share per annum when and as declared by the DSL.net board of directors. All such dividends on the Series X and Series Y preferred stock accrue monthly and are payable in cash, except in the case of the conversion of the Series X or Series Y preferred stock, as the case may be, into common stock, in which case dividends may be paid, at the sole option of DSL.net, in shares of common stock. Notwithstanding the foregoing, accrued but unpaid dividends are payable upon the earliest to occur of:

- the liquidation, dissolution, winding up or change in control of DSL.net,
- the conversion of the Series X or Series Y preferred stock, as the case may be, into common stock, and
- the redemption of the Series X or Series Y preferred stock, as the case may be.

Accordingly, DSL.net does not anticipate that any cash dividends will be declared or paid on its common stock in the foreseeable future.

Designed by Curran and Connors, Inc. / www.curran-connors.com

DSL.net, Inc.
545 Long Wharf Drive, 5th Floor
New Haven, CT 06511
www.dsl.net